UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

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Arrow Financial Corporation
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ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

March 24, 2017

Dear Shareholder:

You are cordially invited to attend the Arrow Financial Corporation Annual Meeting of Shareholders on Wednesday, May 3, 2017, at 9 a.m. at the Charles R. Wood Theater in downtown Glens Falls, New York.

The meeting will begin with a review of all voting matters and feature a short presentation on the Company. Additional details about the meeting and voting instructions can be found in the Notice of 2017 Annual Meeting of Shareholders and related Proxy Statement.

The past year included a number of important milestones and highlights for our Company. We would like to take this opportunity to note a few of these achievements, which set us apart from our peers:

- **Profitability:** We reported excellent profitability for 2016, represented by record net income for the year as well as 11.79% return on average equity, 1.06% return on average assets and 13.25% return on tangible equity at year-end.
- **Shareholder Value:** Diluted earnings per share for 2016 were a record $1.97, and shareholders' equity again reached a record high. In addition, cash dividends paid to shareholders effectively increased 3% in 2016, as we distributed a 3% stock dividend in September.
- **Loan Growth:** Our loan portfolio reached a new record with double-digit growth for the third consecutive year, due to growth in all three of our major segments: automobile, commercial, and residential real estate. In addition, we continued to have excellent asset quality, as measured by low levels of charge-offs and non-performing assets.
- **Industry Recognition:** In 2016 Arrow was named one of "America's 50 Most Trustworthy Financial Companies" by Forbes, appeared in *Bank Director Magazine*'s annual "Bank Performance Scorecard" as one of the top-performing banks in the country, and received the Raymond James Community Bankers Cup for "superior financial performance." In addition, both of the Company's two banking subsidiaries maintained their 5-Star Superior Bank ratings by BauerFinancial, Inc.

We are proud of our performance and these accomplishments. For a better understanding of our Company, including its compensation practices and corporate governance structure, please review our proxy materials. We hope you will vote, whether or not you plan to attend the Annual Meeting. It is important to us that your shares are represented.

Thank you for your investment in Arrow Financial Corporation.

Sincerely,

/s/ Thomas L. Hoy   /s/ Thomas J. Murphy

Thomas L. Hoy   Thomas J. Murphy
Chairman of the Board   President and Chief Executive Officer



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS

March 24, 2017

To the Shareholders of Arrow Financial Corporation:

The Annual Meeting of Shareholders of Arrow Financial Corporation, a New York corporation, will be held at the Charles R. Wood Theater, located at 207 Glen Street in Glens Falls, New York 12801, on Wednesday, May 3, 2017, beginning at 9 a.m. local time, to consider and vote upon the following matters, as described more fully in the Proxy Statement attached to this Notice:

1. The election of five Class A Directors to three-year terms and one Class B Director to a one-year term

2. Ratification of the selection of KPMG LLP as our independent auditor for 2017

3. Advisory approval of our executive compensation ("Say on Pay")

4. Advisory approval of the frequency of our executive compensation votes ("Say on Pay Frequency")

5. Any other business that may properly come before the 2017 Annual Meeting, or any adjournment or postponement thereof

Shareholders of record as of the close of business on March 6, 2017, will be entitled to vote at the 2017 Annual Meeting, or any adjournment or postponement thereof. Please see the Additional Voting Information section of the Proxy Statement for more information on how to vote.

Please ensure that your shares are represented at the 2017 Annual Meeting, as your vote is important. If you plan to attend, we ask that you also complete the attendance section on your proxy card. See the attached Proxy Statement for more information on how to vote your shares. Thank you.

By Order of the Board of Directors,

/s/ Suzanna M. Bernd

Suzanna M. Bernd
Corporate Secretary



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT TABLE OF CONTENTS



ARROW FINANCIAL CORPORATION
250 Glen Street
Glens Falls, New York 12801

PROXY STATEMENT

General Voting Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors ("Board") of Arrow Financial Corporation ("Company"), a New York corporation, of proxies to be voted at the 2017 Annual Meeting of Shareholders ("Annual Meeting") to be held Wednesday, May 3, 2017, at 9 a.m., at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York 12801, or at any adjournment or postponement thereof.

The release of the Notice Regarding the Availability of Proxy Materials, the Notice of 2017 Annual Meeting of Shareholders, the Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2016 (collectively, the "Proxy Materials"), is scheduled to begin on March 24, 2017, to shareholders of record as of close of business on March 6, 2017. As of the record date, there were 13,511,594 shares outstanding, and each share is entitled to one vote at the Annual Meeting.

To vote, please follow the instructions in the Notice Regarding the Availability of Proxy Materials or the Proxy Materials. If you wish to receive a printed copy of the Proxy Materials, please follow the instructions in the Notice Regarding the Availability of Proxy Materials. The Proxy Materials will be mailed within three business days of receipt of your request. Shareholders who previously requested electronic copies will receive them in that format.

Please be sure that your shares are represented at the Annual Meeting by completing and submitting your proxy by telephone, online or by requesting and returning a completed paper proxy card. Please see the Additional Voting Information section of this Proxy Statement for more information on how to vote.

Voting Item 1 – Election of Directors

Summary and Board Recommendation:

Our Board of Directors is divided into three classes (A, B and C), with one class to be elected at each Annual Meeting of Shareholders for a term of three years. Class A Director John J. Murphy retired effective December 31, 2016 and longtime Class B Director John J. Carusone will retire at the Annual Meeting, having reached the mandatory retirement age of 75 established under our By-Laws. As part of routine succession planning, three new Directors were appointed to the Board effective January 1, 2017. Immediately following the Annual Meeting, the number of Directors will be 13: five Class A Directors, four Class B Directors and four Class C Directors.

Item 1 at the Annual Meeting is the election of six nominees: five Class A Directors (including two recently appointed Class A Directors) to three-year terms expiring at the 2020 Annual Meeting of Shareholders and one recently appointed Class B Director to a one-year term expiring at the 2018 Annual Meeting of Shareholders, and/or until their successors are elected and qualified. The Board has nominated for election Mark L. Behan, Elizabeth A. Miller, Thomas J. Murphy, William L. Owens and Richard J. Reisman for Class A, and Raymond F. O'Conor for Class B.

All six nominees were unanimously recommended by the Governance Committee to our Board, have been determined

to be qualified, and have consented to serve if elected. In addition, four of our nominees qualify as independent. For a discussion of independence of all existing Board members, including the nominees, please see "*Director Independence*" in the Corporate Governance section of this Proxy Statement.

There are no arrangements or understandings between any Director or Director nominee and any other persons pursuant to which he or she was selected as a Director or nominee. None of the Directors are party to any agreement or arrangement that would require disclosure pursuant to Listing Rule 5250(b)(3) for NASDAQ®, where the Company's common stock is listed.

The Board has no reason to believe that any of these nominees will decline or be unable to serve if elected. Under applicable law and the Company's By-Laws, Directors are elected by a plurality of the shares voted at the Annual Meeting, meaning the nominees receiving the most "For" votes will be elected. For additional information regarding the vote requirements for Item 1 and a description of the Company's Majority Voting Policy with respect to the election of Directors, please see the Additional Voting Information section.

- **Vote Recommendation:** Your Board recommends you vote "**For**" each of its six nominees: Mark L. Behan, Elizabeth A. Miller, Thomas J. Murphy, William L. Owens and Richard J. Reisman for Class A, and Raymond F. O'Conor for Class B.

Director Nomination Process:

The Governance Committee is responsible for identifying and recommending to the full Board suitable nominees to serve as Director, including incumbents. Director nominees are selected based upon the following criteria:

- **Individual Strengths**: The candidate's knowledge, skill, experience and expertise
- **Board Composition**: The objective of achieving certain characteristics for the Board as a group, such as diversity of background, occupation, viewpoint and gender
- **Succession Planning**: Balance among age groups from those who are in mid-career to those nearing or recently entered into retirement

Additionally, the Governance Committee will not generally recommend a new candidate for nomination unless the candidate has demonstrated notable leadership and accomplishment in business, higher education, politics or cultural endeavors. The Governance Committee further assesses a candidate's understanding of the regulatory and policy environment in which the Company does business and his or her interest in the communities served by the Company. Other factors include a candidate's personal character, integrity and financial acumen. For candidates with prior experience as a Director of the Company or one of its subsidiaries, his or her service record will be an important factor in evaluating the desirability of his or her continuing service as a Director. Generally, Directors may not serve on the boards of more than two other public companies and may not serve on the board of any other public company whose principal business is financial services.

To identify new candidates for Director, the Governance Committee will employ its own search protocols, seek suggestions from Management and consider any Director nominee proposals it properly receives from shareholders. The same screening process is applied to all suggested candidates, regardless of the source. The Board will give substantial weight to the recommendations of the Governance Committee in selecting Director nominees for election and in filling Director vacancies. Under normal circumstances, the Board will not select nominees, including incumbent Directors, who have not been recommended by a majority of the members of the Governance Committee. For information on how shareholders may participate in the Director nomination process, see "*Shareholder Submissions of Director Nominees for the 2017 Annual Meeting*" in the Additional Shareholder Information section.

Nominee and Continuing Director Biographies:

We have prepared the following biographies to provide shareholders with detailed information about each Director, including his or her area of strength. No specific minimum qualification standards have been established.

♦ **Class A Nominees (terms expiring in 2020, if elected)**

- **Mark L. Behan**, age 56, became a Director of the Company on January 1, 2017; he has been a Director of the Company's subsidiary bank Glens Falls National Bank and Trust Company ("GFNB") since 2015. Mr. Behan is the founder and President of Behan Communications, Inc., a public affairs and strategic communications firm with offices in Albany and Glens Falls. He has a bachelor's degree from Colgate University. Mr. Behan brings public affairs, public relations, communications and government relations expertise to our Board.

- **Elizabeth A. Miller**, age 63, became a Director of the Company on January 1, 2017; she has been a Director of GFNB since 2015. Ms. Miller is President and CEO of Miller Mechanical Services, Inc., in Glens Falls and Chair of Doty Machine Works in Fort Edward. She holds bachelor's and master's degrees from the College of Saint Rose. Ms. Miller has a strong understanding of the community and its business base, particularly local manufacturing.

- **Thomas J. Murphy, CPA**, age 58, has been a Director of the Company since 2012 and a Director of GFNB since 2011. He has been CEO of the Company and GFNB since 2013. He became President of the Company and GFNB in 2011 and 2012, respectively, and continues to serve in those positions. Mr. T. Murphy joined GFNB in 2004 as Manager of the Personal Trust Department after 16 years as a founding partner in CMJ, LLP, a Glens Falls certified public accounting firm. He served in a variety of banking, trust and corporate capacities prior to leading the Company and GFNB. Mr. T. Murphy holds a bachelor's degree in Business Administration from Siena College. His public accounting experience and many years in various management positions with the Company and its subsidiaries provide valuable experience and expertise.

- **William L. Owens, Esq.**, age 68, has been a Director of the Company and GFNB since 2015. Mr. Owens is a former U.S. Congressman who represented New York's 21st District from 2009 to 2014. Prior to his election to Congress, he was a managing partner at Stafford, Owens, Piller, Murnane, Kelleher & Trombley, PLLC, a Plattsburgh, New York law firm, where he practiced business and tax law for more than 30 years. In 2015, he rejoined the firm as a partner and resumed his role as Managing Partner in 2016. He also serves as Senior Advisor for Dentons (formerly McKenna Long & Aldridge, LLP), an international law firm. Mr. Owens holds a bachelor's degree from Manhattan College and a law degree from Fordham University. He has a unique understanding of the North Country, and specifically the Plattsburgh market, and is a leading authority on US Canada trade issues.

- **Richard J. Reisman, DMD**, age 71, has been a Director of both the Company and GFNB since 1999. Dr. Reisman is an oral and maxillofacial surgeon and serves as Chair of the Section of Dentistry at Glens Falls Hospital, a regional medical center. Dr. Reisman received a bachelor's degree from the University of Massachusetts-Amherst and a DMD from Harvard University. He also completed an oral surgery residency at Mt. Sinai Hospital in New York City. Dr. Reisman is a member of the New York State Board for Dentistry. His oral surgery practice in the Glens Falls community and his service at Glens Falls Hospital provide him with both small business acumen and large business organizational experience and expertise.

♦ **Class B Nominee (term expiring in 2018, if elected)**

- **Raymond F. O'Conor**, age 61, became a Director of the Company on January 1, 2017; he has been a Director of the Company's subsidiary bank, Saratoga National Bank and Trust Company ("SNB"), since 1996 and Chairman of the SNB Board since 2001. He was a Senior Vice President of the Company from 2009 until his retirement in 2012 and also served as President and CEO of SNB from 1995 until his retirement at the end of 2012. Mr. O'Conor is also a published author and CEO of Saratoga County Capital Resource Corporation, a community development agency. He has an extensive knowledge of community banking, and more specifically, the Company, as a former member of the executive management team.

♦ **Continuing Class B Directors (terms expiring in 2018)**

- **Michael B. Clarke**, age 70, has been a Director of the Company and a Director of GFNB since 2006. He

previously served as a Director of the Company and GFNB from the late 1980s until 1999, before temporarily relocating out of the area. Mr. Clarke has experience in the cement manufacturing industry. He served as President of Glens Falls Cement Company from 1985 to 1999, President and CEO of Lone Star Industries in Indiana from 1999 to 2004, and President of the Midwest Division of Buzzi Unicem, USA, from 2004 to 2005. Mr. Clarke has a bachelor's degree from McGill University and an MBA from Harvard University. In addition to his executive experience at manufacturing companies, Mr. Clarke has a finance background and a longstanding historical knowledge of the Company.

- **David G. Kruczlnicki**, age 64, has been a Director of the Company since 1989 and a Director of SNB since 2015. He previously served 26 years as a Director of GFNB. Mr. Kruczlnicki is President of a consulting firm that advises nonprofits on business planning, and he teaches at Siena College and Clarkson University Graduate School. He was President and CEO of Glens Falls Hospital, a large regional medical center, from 1989 until his retirement in 2013. Mr. Kruczlnicki received a bachelor's degree from Siena College and a master's degree from Rensselaer Polytechnic Institute. He also served on the boards of directors of several affiliates of Glens Falls Hospital, numerous other health-related organizations, and Pruyn & Company, a local, privately owned paper company. As a former health care executive, Mr. Kruczlnicki has significant experience overseeing finance and human resources as well as directorship experience with numerous private and regional organizations.

- **David L. Moynehan**, age 71, has been a Director of the Company since 1987 and a Director of GFNB since 1986. Mr. Moynehan is the President and owner of Riverside Gas & Oil Co., Inc., formerly a motor fuel and heating product distributor and convenience store retailer. In 2013, Mr. Moynehan sold Riverside's core businesses, although Riverside continues to manage some remaining properties. He holds a bachelor's degree from Providence College and an MBA from the University of Denver. Mr. Moynehan has a longstanding historical knowledge of the Company. He has also served on several local and regional economic development boards and has a thorough knowledge of the communities the Company serves.

♦ **Continuing Class C Directors (terms expiring in 2019)**

- **Tenée R. Casaccio, AIA**, age 51, has been a Director of the Company since December 2013 and a Director of GFNB since 2010. Ms. Casaccio has served as President of JMZ Architects and Planners, PC, a New York State-certified Women-Owned Business in Glens Falls, since 2009. She earned a Bachelor of Architecture from Virginia Tech and holds licenses to practice architecture in New York and several other states. Ms. Casaccio has been with JMZ Architects since 1993. She has significant executive experience and a strong understanding of the New York State business climate.

- **Gary C. Dake**, age 56, has been a Director of the Company since 2003 and a Director of SNB since 2001. Mr. Dake is President of Stewart's Shops Corp., a large, privately owned, vertically integrated, multi-state convenience store chain, and of Stewart's Processing Corp., an affiliated dairy manufacturing and processing company. Mr. Dake holds a bachelor's degree from St. Lawrence University. He has experience with large business operations as a result of his management of Stewart's, which also gives him a unique and broad understanding of the many communities the Company serves.

- **Thomas L. Hoy**, age 68, has been a Director of the Company since 1996, Chairman since 2004, a Director of GFNB since 1994, and Chairman of GFNB since 2004. He was President of the Company from 1996 to 2012, and CEO from 1997 until his retirement at the end of 2012. In addition, Mr. Hoy was President of GFNB from 1995 to 2011. Mr. Hoy's more than four-decade career with our organization started in 1974 as a management trainee and included various roles in GFNB's Trust and Investment Division. He serves on the Federal Home Loan Bank of New York Board of Directors, a role he has held since 2012. Mr. Hoy holds a bachelor's degree from Cornell University. His expertise in the banking, investment and financial services industries – both generally and as our former President and CEO – is of great value to the Company.

- **Colin L. Read, PhD**, age 57, has been a Director of the Company since 2013 and a Director of GFNB since 2010. Dr. Read teaches banking and finance as a tenured full professor in the State University of New York system. He was elected Mayor of Plattsburgh in 2016, after three years of service on the Clinton County Legislature. He is a published author, with various contributions to print, online and television media, as well as 12 books on global finance. Dr. Read has a PhD in economics from Queen's University, an MBA from the University of Alaska, a law degree from the University of Connecticut, and a master's degree in Taxation from the University of Tulsa. His expertise in economics and understanding of the Plattsburgh area are key strengths.

Director Compensation:

The Compensation Committee makes recommendations to the full Board regarding Director compensation. The Board itself, however, is ultimately responsible for determining the compensation payable to Directors for their services. The amounts paid for service on the subsidiary bank boards are also considered by the Board in its periodic review of total Director compensation.

♦ **Compensation Components**
There are three basic components of the compensation paid to our Directors: basic annual retainer, meeting fees and incentive stock-based compensation. Only non-Management Directors receive compensation for their services as a Director. Management Directors (those persons who are also officers) receive no additional compensation for their services as a Director. Thus, Mr. T. Murphy, who is both a Director and an Executive Officer of the Company, received no Director compensation in 2016, although he was entitled to reimbursement of any expenses he incurred in connection with his service as a Director.

• **Basic Annual Retainer and Meeting Fees**
Each non-Management Director of the Company receives a fixed basic annual retainer fee for serving as a Company Director and, if he or she also serves as a Director of one of the Company's subsidiary banks, a fixed basic annual retainer fee for serving as a Director of such bank. Non-Management Directors also receive fees for attending meetings of the Company's Board (and its committees) and meetings of a subsidiary bank's board (and its committees). Moreover, if a non-Management Director serves as a Chair of the Company's Board (or one of its committees) or as Chair of one of the subsidiary banks' boards, he or she will also receive a supplemental annual retainer fee commensurate with the increased responsibility accompanying such position. Directors who serve on a Company or subsidiary bank committee but do not serve as the Chair thereof receive no supplemental annual retainer fee for this service.

A Director's total annual retainer fee, including any supplemental annual retainer fee for service as a Board or committee chair, is currently paid semi-annually (May and November) in advance of the period to which such payment relates. Directors who are appointed or elected to the Board in the middle of one of these six-month periods receive a pro rata share of the annual retainer fee receivable by those Directors who serve for the entire period. This fee is paid to new Directors on or about the time their mid-period service commences.

Under the Arrow Financial Corporation 2013 Directors' Stock Plan ("2013 Directors' Stock Plan"), the Board may elect from time to time to pay some or all of the Directors' fees, including annual retainer and meeting fees, in the form of shares of Company common stock as opposed to cash. Distributions of shares in lieu of cash are made twice annually. The number of shares actually distributable to Directors is calculated based on the market price of the Company's common stock on the date of distribution. All shares distributed under the 2013 Directors' Stock Plan in lieu of cash are fully vested and transferable by the recipient Directors on the date of distribution. In 2016, as in prior years, the Board decided to pay a portion of the basic annual retainer fee payable to each non-Management Director for such year in the form of shares of stock under the 2013 Directors' Stock Plan.

The following table sets forth the dollar value of Directors' fees paid in cash and/or shares of the Company's common stock to our non-Management Directors in 2016 for their service on the Company's Board, any subsidiary bank board, and committees thereof. The table shows the basic annual retainer fees, any supplemental annual retainer fees for serving as a Board or committee Chair, and fees for Board and committee meetings attended. All changes were approved by the Board at its meeting in January 2016.

BASIC ANNUAL RETAINER FEES			
2016	**Company**	**GFNB**	**SNB**
Basic Annual Retainer [(a)]	$ 20,000	$ 13,000	$ 11,000
Chair of Board	$ 9,000	$ 9,000	$ 9,000
Chair of Audit Committee	$ 7,500	N/A	N/A
Chair of Compensation Committee	$ 5,000	N/A	N/A
Chair of Governance Committee	$ 5,000	N/A	N/A
Chair of Wealth Management Committee	N/A	$ 5,000	N/A
MEETING FEES			
Board of Directors [(b)]	$ 650	$ 450	$ 450
Committee of the Board [(b)]	$ 550	$ 400	$ 400

(a) In 2016, $10,000 of the basic annual retainer fee for service as a Director of the Company and $5,500 of the basic annual retainer fee for service as a Director of GFNB or SNB were paid in shares of the Company's common stock.

(b) Per meeting attended.

With respect to 2017 Director compensation, at its January 2017 meeting, the Board increased the Board meeting fee payable to non-Management Directors for attending a Board meeting by $50 to a total of $700 and the meeting fee payable to non-Management Directors for attending a subsidiary bank Board meeting by $50 to a total of $500. All other Director fees remain the same for the Board and the Company's subsidiary banks.

Under the Company's Directors' Deferred Compensation Plan, Directors of the Company and its subsidiary banks may elect to defer receipt of some or all of the cash fees otherwise payable to them in any year to a later date, subject to certain limits set forth in such plan and applicable law. Under this unfunded plan, amounts deferred are credited to the plan account of the deferring Director. The deferred amounts earn interest from time to time at a rate equal to the highest rate being paid on individual retirement accounts by GFNB. Deferred amounts are ultimately distributable on a date or dates selected by the Director, subject to certain restrictions. Distributions under the plan are payable in cash, either in a lump-sum or in annual installments as the participant may choose. During 2016, one Director elected to defer fees under the plan. See the "*2016 Director Compensation Table*" later in this section for additional details.

- **Incentive Stock-Based Compensation**
  Under the Company's current long-term incentive plan, the Arrow Financial Corporation 2013 Long Term Incentive Plan ("2013 LTIP"), the Board is authorized, in its discretion and after consultation with the Compensation Committee, to make grants of stock-based incentive awards to non-Management Directors of the Company as additional compensation for their service as Directors. The terms and conditions of awards granted to Directors are established by the Board itself, not by the Compensation Committee. The Board believes the grant of such awards, particularly in the form of stock options for the Company's common stock, serves an important purpose by further aligning our Directors' interests with those of our shareholders, as stock options only provide value to the holder if the Company's stock price increases.

Historically, the Board has approved annual grants of a fixed number of stock options to non-Management Directors under the 2013 LTIP (and predecessor plans). Such options typically vest ratably over a four-year period, subject to accelerated vesting in the event of a change-in-control of the Company. All Directors' stock options granted under the 2013 LTIP have a maximum term of 10 years from the date of the grant and are exercisable only while the Director continues to serve in such capacity and, in the usual case, for a short period following termination of service. The Board may elect to accelerate the vesting of options on a case-by-case basis, to extend the period of post-termination exercisability up to the maximum term of the option and has on occasion elected to do so in practice. All options granted to Directors in 2016 will vest ratably over a four-year period, reinforcing the long-term nature of the grant. The exercise price for all stock options granted to Directors in 2016 was the fair market value of the Company's common stock on the date of grant, i.e., the reported closing price of the stock on such date.

In early 2016, the Board granted to each non-Management Director under the 2013 LTIP a standard annual incentive award for a fixed maximum number of stock options, subject to downward adjustment in any particular case if the individual Director's attendance record for meetings of the Company Board and committees during the prior year was less than 100%. Specifically, each non-Management Director received a number of options equal to 1,000, multiplied by the Director's "meeting attendance ratio" for the prior year, which consists of: (i) the number of meetings of the Company's Board and its committees on which the Director serves held during the prior year that the Director actually attended, divided by (ii) the total number of such meetings held during the prior year. The number and grant date value of all such options are listed in the "*2016 Director Compensation Table*" later in this section.

In early 2017, the Board granted to each eligible non-Management Director under the 2013 LTIP a standard annual incentive award of stock options, generally subject to the usual terms and same maximum amount and downward adjustments, if any, as pertained to the 2016 grants described above.

♦ **Stock Ownership Guidelines**
In order to better align the interests of our Directors with the interests of our shareholders, the Company has established individual stock ownership guidelines for our non-Management Directors. Under these guidelines, each non-Management Director of the Company is expected to achieve, within five years following his or her election or appointment to the Board, and thereafter to maintain as long as he or she serves as a Director, beneficial ownership of a number of shares of the Company's stock having a market value at least equal to five times the basic annual retainer fee payable from time to time to such Director for serving on the Company's Board. Under normal circumstances, if and for so long as a non-Management Director does not meet this target level of beneficial ownership, restrictions may be placed on the Director's ability to sell shares of the Company's common stock obtained through the exercise of stock option awards previously or subsequently granted to the Director under the 2013 LTIP, predecessor plans or successor plans. The target ownership requirement for each non-Management Director is measured by the Compensation Committee as of each year-end, using holdings valued as of December 31 of such year. Common shares owned outright (including shares held jointly with a spouse) or held through Company plans (e.g., the Company's Automatic Dividend Reinvestment Plan) are currently counted toward the stock ownership requirement. Unexercised stock options do not count toward the stock ownership requirement. The independent members of the Board have the discretion to address and approve exceptions.

The Compensation Committee has determined that, at December 31, 2016, all non-Management Directors met the stock ownership guidelines. Management Directors are subject to a separate policy; for a description, see "*Stock Ownership Guidelines*" in the Compensation Discussion and Analysis section.

♦ **2016 Director Compensation Table**
The following Director Compensation Table summarizes all compensation paid by the Company and its subsidiaries to the non-Management Directors of the Company for the fiscal year ended December 31, 2016. Management Directors (who, in 2016, consisted solely of Mr. T. Murphy) do not receive any compensation for their services as a Director of the Company or either of its subsidiary banks. Compensation received in 2016 by Mr. T. Murphy is reported in the "*Summary Compensation Table*" within the Executive Compensation section.

Director	Fees Earned or Paid in Cash	Stock Awards [a]	Option Awards [b]	Change in Pension Value/ Nonqualified Deferred Compensation Earnings	All Other Compensation	2016 Director Compensation Total
John J. Carusone, Jr.	$ 29,700	$ 15,500	$ 5,768	—	—	$ 50,968
Tenée R. Casaccio	$ 28,750	$ 15,500	$ 5,768	—	—	$ 50,018
Michael B. Clarke	$ 36,300	$ 15,500	$ 5,768	—	—	$ 57,568
Gary C. Dake	$ 26,250	$ 15,500	$ 5,768	—	—	$ 47,518
Thomas L. Hoy	$ 43,500	$ 15,500	$ 5,768	—	$ 36,000 [c]	$ 100,768
David G. Kruczlnicki	$ 31,800	$ 15,500	$ 5,768	—	$ 3,078 [d]	$ 56,146
Elizabeth O'Connor Little [e]	$ 4,050	—	$ 5,768 [f]	—	—	$ 9,818
David L. Moynehan	$ 33,750	$ 15,500	$ 5,768	—	—	$ 55,018
John J. Murphy	$ 7,600 [g]	$ 5,000 [g]	$ 5,768 [f]	—	$ 5,000 [h]	$ 23,368
William L. Owens	$ 27,800	$ 15,500	$ 5,768	—	—	$ 49,068
Colin L. Read	$ 29,350	$ 15,500	$ 5,768	—	—	$ 50,618
Richard J. Reisman	$ 29,300 [i]	$ 15,500	$ 5,768	—	$ 4,998 [d]	$ 55,566

(a) Represents that portion of each listed Director's total Directors' fees that were payable in shares of Company stock, in accordance with the 2013 Directors' Stock Plan. In 2016, this amount consisted of $10,000 of each Director's basic annual retainer fee for serving as a Company Director and $5,500 of each Director's basic annual retainer fee for serving as a Director of one the Company's subsidiary banks, if applicable. For purposes of determining the number of shares of the Company's common stock distributable to Directors, the shares are valued at the market price of the Company's common stock on the date of distribution, in accordance with FASB ASC TOPIC 718. In 2016, Company Directors received, in payment of that portion of their basic annual retainer fee regularly payable in such year in shares of Company stock, two distributions of shares: the first on May 26, 2016, at a per share price of $28.89, and the second on November 30, 2016, at a per share price of $37.85.
(b) Stock options granted to Directors are valued in accordance with FASB ASC TOPIC 718. The stock options were granted January 27, 2016, at a per share exercise price of $25.85, the closing price of our common stock on the date of grant. Options vest ratably over a period of four years following the date of grant.
(c) Represents consulting fees earned and paid to Mr. Hoy under his consulting agreement. See "*Mr. Hoy's Consulting Agreement.*"
(d) Represents interest earned by the listed Director during 2016 on the principal balance of the Director's account under the Directors' Deferred Compensation Plan.
(e) Ms. Little retired at the 2016 Annual Meeting.
(f) The Board, in recognition of many years of service by both Directors Little and J. Murphy, accelerated the vesting of all of their unvested stock options on the date of his or her termination from service and extended the period during which all options held by them may be exercised to the full option period (10 years following the grant date).
(g) In 2016, Mr. J. Murphy served as a Director of the Company but not as a Director of either of its subsidiary banks. Consequently, total Directors' fees paid to him, both in cash and in the form of shares of Company stock under the 2013 Directors' Stock Plan, were proportionately less than total Directors' fees paid to other Company Directors.
(h) In connection with Mr. J. Murphy's December 31, 2016, retirement, the Company made a one-time payment to him in the amount of $5,000 in full settlement of the stock options that would have been granted in January 2017 to him for Director service in 2016.
(i) Dr. Reisman deferred these fees under the Directors' Deferred Compensation Plan.

♦ **Mr. Hoy's Consulting Agreement**

Mr. Hoy, a Director of the Company and Chairman of the Board, served for many years as our President and CEO prior to his retirement at the end of 2012. At that time, the Company entered into a three-year consulting agreement with Mr. Hoy, which was renewed for another three-year term on January 1, 2016. Under the agreement, Mr. Hoy renders advice and assistance regarding management and operation of the Company, as requested by the CEO or Board. In return, he receives $36,000 annually, payable in equal monthly installments. He also receives office space, administrative support and equipment as agreed by the parties for the provision of the consulting services. The agreement is generally terminable upon 30 days' prior written notice by either party to the other and contains confidentiality and non-competition provisions in favor of the Company. Mr. Hoy has not received any additional stock options from the Company in connection with his post-retirement service to the Company as a consultant. However, all outstanding stock options granted to Mr. Hoy under the Company's long-term incentive plans before his retirement as CEO continued to vest, to the extent unvested at his retirement, during his post-retirement consultancy. These vested options continue to be exercisable during this consultancy, and for a short term thereafter, in accordance with the terms and conditions thereof, up to the maximum 10-year term of such options. The stock options granted to Mr. Hoy under the long-term incentive plan as a non-Management Director (following his retirement as CEO) are not subject to or affected by his continuing service as a consultant to the Company.

Voting Item 2 – Ratification of Independent Registered Public Accounting Firm

Summary and Board Recommendation:

The Audit Committee of the Board has selected the independent registered public accounting firm, KPMG LLP ("KPMG"), as the Company's independent registered public accounting firm for our fiscal year ending December 31, 2017. The selection process included a thorough review of KPMG's performance in prior years, the quality and expertise of the KPMG management team, its understanding and expertise in the industries in which the Company operates, the appropriateness of the fees charged, and its familiarity with the Company's internal controls and accounting policies and practices.

Although our By-Laws do not require the selection of the independent registered public accounting firm be submitted to our shareholders for approval, the Board believes it is appropriate to give shareholders the opportunity to ratify the decision of the Audit Committee. Neither the Audit Committee nor the Board will be bound by the shareholders' vote, but they may take it into account in future determinations regarding the retention of the Company's independent registered public accounting firm.

Representatives of KPMG are expected to be present at the Annual Meeting. They will have an opportunity to make a statement, if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

Ratification of the selection of KPMG will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal.

- **Vote Recommendation:** Your Board recommends you vote "**For**" the ratification of the independent registered public accounting firm, KPMG LLP, as the independent auditor of the Company for the fiscal year ending December 31, 2017.

Independent Registered Public Accounting Firm Fees:

The following table sets forth the aggregate fees billed to the Company and its subsidiaries for the fiscal years ended December 31, 2016 and 2015, by the Company's independent registered public accounting firm, KPMG. The tax fees in this table represent fees paid to KPMG for the specified year for tax preparation and consulting services.

Categories of Service	2016	2015
Audit Fees	$ 413,477	$ 385,500
Audit-Related Fees	—	—
Tax Fees	$ 125,200	$ 109,640
All Other Fees	—	—
Total Fees	**$ 538,677**	**$ 495,140**

Voting Item 3 – Advisory Approval of Say on Pay

Summary and Board Recommendation:

Item 3 is a proposal to approve on an advisory basis the Company's executive compensation ("Say on Pay"), as described in the Compensation Discussion and Analysis section. This vote is not intended to address a specific item of compensation, but rather the overall compensation of our Named Executive Officers ("NEOs") and the philosophies, policies and practices as described in this Proxy Statement. Say on Pay is an advisory proposal, so the Company is not required to take any action as a result of this vote. However, the Compensation Committee will be asked to review the results of the shareholder vote to determine if any additional action is required, and it will carefully consider the results as part of its regular review and recommendations regarding executive compensation.

The previous Say on Pay advisory vote taken at the 2014 Annual Meeting was approved by the holders of 97% of the total shares voted. Approval of Say on Pay will require the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal.

- **Vote Recommendation:** Your Board recommends you vote "**For**," on an advisory basis, the Company's executive compensation, or Say on Pay.

Say on Pay Details:

The Company believes its executive compensation program is well-designed, appropriately aligns executive pay with Company performance, and attracts, motivates and retains individuals whose interests are aligned with our shareholders. Please see the Compensation Discussion and Analysis section for more information on our compensation decisions and practices. As noted in the Compensation Discussion and Analysis section, the Company takes a conservative and consistent approach to its executive compensation program. We believe our compensation program ties executive compensation in an appropriate way to corporate and individual performance in order to drive Company growth and shareholder value. We also believe our compensation programs, in total, use responsible and reasonable methods to motivate, retain and reward our NEOs. This approach helps the Company promote long-term profitability within acceptable risk parameters. The Company's key practices are highlighted below:

- **Conservative:** Total executive compensation is conservative as compared to industry standards and our peer group.
- **Discretionary:** Our annual bonus plan is a discretionary program based on a quantitative and qualitative assessment of both the Company's and the individual executive's performance. In past years when targeted financial performance was not fully achieved, individually or companywide, based on either objective or subjective standards, or both, bonuses were materially reduced or not awarded at all, in some cases even if threshold levels of performance were in fact achieved.
- **Annual Review:** The annual bonus is based on goals that are reviewed and updated yearly and are set to encourage long-term profitability within accepted conservative risk parameters.
- **Long-Term Equity Incentives:** Long-term equity-based incentives, historically stock option awards, recognize and encourage an alignment of executives' goals over the long term with those of our shareholders, and they provide for ratable vesting over a four-year period.
- **Tied to Stock Price:** Our stock option awards, even at the highest executive level, are generally modest, and there have been years in which they were not awarded. Exercise prices are determined based on the closing price of the Company's stock on the day of grant. Stock options only have value if the Company's stock price increases.
- **No Backdating or Reloading:** The 2013 LTIP under which our stock options are granted does not permit "backdating" or "reloading" of option grants. Downward repricing of our outstanding stock options is not permitted without shareholder approval.
- **Ownership Requirements:** Our NEOs are required to own specific amounts of our stock based on their annual salaries.
- **No Tax Gross-Up:** We have no tax gross-up plans for our NEOs.
- **No Golden Parachutes:** We have no "golden parachutes" for our NEOs; our top change-in-control payment is capped consistent with limits in the Internal Revenue Code so as to prevent the triggering of excess parachute taxes on the Company.

Voting Item 4 – Advisory Approval of Say on Pay Frequency

Summary and Board Recommendation:

Item 4 is a proposal to approve on an advisory basis the frequency with which shareholders may vote on the Company's executive compensation, or Say on Pay. At the 2011 Annual Meeting of Shareholders, the last meeting at which Say on Pay Frequency was submitted to a shareholder advisory vote, 73% of the voting shares voted in favor of a three-year frequency; 2% voted in favor of a two-year frequency; and 25% voted in favor of a one-year frequency. For this proposal, shareholders can indicate whether they would prefer that the Company hold future advisory votes on executive compensation every one, two or three years. Currently, Say on Pay is reviewed by the shareholders every three years. The Board will carefully consider the results of the shareholder vote to determine if any additional action is required; it will also consider the results as part of its regular review and recommendation regarding the frequency with which shareholders may vote on Say on Pay.

- **Vote Recommendation:** Your Board makes no recommendation with respect to the frequency with which shareholders should vote on an advisory basis on the Company's executive compensation (Say on Pay). As indicated on the proxy card, if no direction is indicated with respect to Item 4, the proxy granted thereby will be voted as an "**Abstention**."

Audit Committee Report

Each member of the Audit Committee qualifies as independent both under both the NASDAQ® standards for independent directors and the more rigorous Securities and Exchange Commission ("SEC") standards for independent Audit Committee members. For more detail, see the Corporate Governance section. The Audit Committee assists the Board in fulfilling its oversight role relating to the Company's financial statements and the financial reporting process, including the system of disclosure controls and the Company's internal controls and procedures. Its duties include reviewing the independent registered public accounting firm's qualifications and independence, the performance of the independent registered public accounting firm, and the Company's internal audit function. The duties of the Audit Committee are set forth in the Audit Committee Charter, which has been adopted by the Board and is reviewed annually by the Committee. A copy of the current charter of the Audit Committee is available at www.arrowfinancial.com/corporate/governance.

Management has the responsibility for preparing the Company's consolidated financial statements and for assessing the effectiveness of its internal controls over financial reporting. The Company's independent registered public accounting firm, KPMG, has the responsibility for auditing these consolidated financial statements. KPMG reports directly to the Audit Committee, and they meet on a regular basis. The Audit Committee has reviewed and discussed with Management and KPMG the Company's audited consolidated financial statements as of and for the year ended December 31, 2016. The Audit Committee has also discussed with Management its assertion on the design and effectiveness of the Company's internal control over financial reporting as of December 31, 2016, and has discussed with KPMG the matters required to be discussed by professional standards. Based on this review and discussion, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company and its subsidiaries, and Management's assertion on the design and effectiveness of internal control over financial reporting of the Company and its subsidiaries, be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC.

The Audit Committee has approved the engagement of KPMG as the Company's independent registered public accounting firm for 2017 and the scope of its work. The Audit Committee has received from KPMG the written disclosures and letter required by professional standards relating to auditor independence. The Audit Committee has discussed with KPMG the firm's independence and determined that the non-audit services provided to the Company by KPMG are compatible with its independence.


Michael B. Clarke, Chair

David G. Kruczlnicki   Colin L. Read

Elizabeth A. Miller   Richard J. Reisman


Corporate Governance

The Board's Corporate Governance Guidelines provide the framework within which the Company's Directors and Executive Officers manage the business and affairs of the Company. The Company is managed under the direction and oversight of the Board. The Board appoints the CEO, who is responsible for the day-to-day operation of the Company. The Board's primary responsibilities, thereafter, are to oversee management and to exercise its business judgment to act in what it reasonably believes to be the best interests of the Company and its shareholders.

At least once each year, the Board will review the Company's long-term strategic plans and future key issues. The Board may elect a Lead Director from the independent Directors of the Company to serve as a liaison between the Board Chair and the independent or non-Management Directors and to have such other duties and responsibilities as shall be determined by the Board, including chairing the Executive Sessions of the independent Directors.

The Governance Committee of the Board is responsible for reviewing with the full Board, on an annual basis, the requisite skills and characteristics of all Board members, as well as nominees for Director and the composition of the Board as a whole. This assessment will include whether individual Directors or nominees qualify as independent under applicable law and guidelines, as well as consideration of diversity, age, skills and experience of the Directors as a group in the context of the needs of the Board. A majority of Directors must meet the criteria for general Board independence as required and defined by NASDAQ®. Directors generally must satisfy certain other applicable laws, rules and regulations.

The Board's membership is divided into three classes, approximately equal in number. One class is elected each year by the Company's shareholders to a term of three years. The Governance Committee identifies and recommends to the full Board suitable candidates for nomination for Director, including when appropriate incumbent Directors. In making its recommendations, the Governance Committee will consider any proposals it properly receives from shareholders for Director nominees. Shareholders may propose a Director candidate for consideration by the Governance Committee by following the rules described below under the heading "*Shareholder Submissions of Director Nominees*" in the Additional Shareholder Information section. The Governance Committee's recommendations of candidates for nomination will be based on its determination as to the suitability of the particular individuals, and the slate as a whole, to serve as Directors of the Company, taking into account the criteria discussed above. When evaluating incumbent Directors who are nominated for reelection, the Governance Committee considers, in addition to past performance, each such Director's attendance record for meetings of the Company's Board, its subsidiary banks' boards and committees on which the Director serves, as applicable. See "*Director Nomination Process*" in the Voting Item 1 – Election of Directors section for a discussion of additional criteria considered in the selection of Directors for nomination.

The Board does not believe that Directors should be subject to term limits. While term limits may in some cases enhance the flow of fresh ideas and viewpoints in the boardroom, they may also result in the loss of knowledgeable and experienced Directors, whose insights into the Company and its operations typically expands and deepens over time. When evaluating whether incumbent Directors should be renominated, the Governance Committee will consider, in addition to the incumbent's prior performance on the Board, the same general qualities and attributes, such as suitability, character, general experience and background that it applies to new candidates for Director. Additionally, the Company's By-Laws provide that Directors will retire from the Board at the first Annual Meeting of Shareholders held on or after they attain the age of 75.

Board Leadership Structure:

Currently, our Board leadership structure separates the roles of Chairman and CEO. Mr. Hoy, our former CEO, serves as Chairman due to his longstanding experience with our Company, along with his strong leadership capability and banking expertise. Mr. T. Murphy, our President and CEO, is the only member of the Board who is also an employee of the Company. The Board continues to believe this structure is in the best interest of the Company.

The Company has a Board comprised largely of Directors who qualify as "independent" under the NASDAQ® general independence guidelines. Under our Corporate Governance Guidelines, our independent Directors, acting as a group, periodically appoint one of their own to serve as Lead Director. The Lead Director chairs the Board's Executive Sessions, discussed further in "*Board Committees*" later in this section. The Lead Director also serves as a liaison between the Chair and the independent Directors. Mr. Carusone, who is also Chair of the Governance Committee, was appointed our Lead Director in 2016. Mr. Owens has been designated to succeed him upon Mr. Carusone's retirement

at the 2017 Annual Meeting. We believe the oversight of the Lead Director, combined with the Company's overall corporate governance structure, policies and practices as outlined earlier, maximizes the effectiveness of our Board leadership. The Governance Committee and the independent Directors will continue to evaluate the Board's leadership structure as part of its regular review of corporate governance and succession planning to ensure that it remains best suited for our Company and our shareholders.

Board Committees:

The Board has three standing committees whose membership and responsibilities must meet certain NASDAQ® and SEC requirements. These standing committees are the Audit, Compensation and Governance Committees (collectively, the "*Committees*"). The Board may from time to time establish or maintain additional committees, as it deems necessary or appropriate, the membership of which may include one or more Directors, as well as non-Directors. One such additional committee that the Board has established is the Executive Committee, which is described later in this section.

♦ **Committee Membership**
The Governance Committee regularly reviews committee membership and makes recommendations for changes on an annual basis, with consideration given to the qualifications and preferences of individual Directors and the specific requirements, if any, of NASDAQ® and the SEC for service on such Committees. The Board gives consideration to rotating committee members periodically, to the extent feasible under applicable laws and regulations governing the membership requirements of the Committees, but the Board does not believe rotation should be mandated as policy, nor that service by a Director on a committee should be subject to term limits. All members of our three standing Committees are independent Directors, as defined (and generally required) under applicable law, rules and regulations (see "*Director Independence*" later in this section for more detail). A table showing the current members of each of our standing Committees follows:

Director	Audit Committee	Compensation Committee	Governance Committee
Mark L. Behan		X	
John J. Carusone, Jr.			Chair [a]
Tenée R. Casaccio			X
Michael B. Clarke	Chair	X	
Gary C. Dake		X	X [a]
David G. Kruczlnicki	X	Chair	
Elizabeth A. Miller	X		
David L. Moynehan			X
William L. Owens		X	X
Colin L. Read	X		X

a) Mr. Dake has been designated to serve as Chair of the Governance Committee upon the retirement of Mr. Carusone.

Each of the three standing Committees has its own charter that sets forth the purposes, goals and responsibilities of the committee, as well as the qualifications for membership, procedures for appointing members, structure and operations, and policies for Board oversight of the committee. Each has the power to hire, at the Company's expense, independent accounting, compensation, financial, legal or other consultants, as the members may deem necessary and appropriate, consistent with the overall authority to retain such advisors as set forth in the committee's charter, including budgeting or professional conditions and limitations. Management approval will not be required for engagement of consultants, although Management normally will be advised and consulted prior to any such engagement to avoid, among other things, conflicts of interest.

♦ **Committee Descriptions**
A description of each of the three standing Committees, as well as the Executive Committee, follows:

• **Audit Committee:** Mr. Clarke is Chair of the Audit Committee; he has served in this role since 2008. The Audit Committee's primary duties and responsibilities are to select and appoint the independent auditors each year; monitor the independence and performance of the Company's independent auditors and internal Audit

Department; monitor the quality and integrity of the Company's financial reporting process and systems of internal controls regarding accounting, financial and legal compliance; and provide a means of communication among the independent auditors, Management, the internal Audit Department and the Board. The Audit Committee also reviews business or financial transactions between the Company and Company insiders and their related parties, such as any transactions with an individual Director or business entity in which the Director has a controlling or material interest. In accordance with applicable rules, the Audit Committee must specifically approve in advance all services performed by the independent auditor. The Audit Committee met four times in 2016, and all then-serving members attended each of these committee meetings. For additional information, see the Audit Committee Report section.

- **Compensation Committee:** Mr. Kruczlnicki is Chair of the Compensation Committee; he has served in this role since 2013. The Compensation Committee's principal responsibility is to review and approve, not less often than annually, all aspects of the compensation arrangements and benefit plans covering our Executive Officers, including the CEO, subject to full Board approval, where appropriate. The Compensation Committee also periodically reviews the compensation of our Board and makes recommendations to the full Board with respect to the types and amounts of compensation payable to the Directors for service on the Company's Board, the boards of its subsidiary banks, and committees thereof. The Compensation Committee also consults with Management and provides general oversight of the compensation and benefit programs and policies for employees. The Compensation Committee met two times in 2016, and all then serving members attended each of these meetings. For additional detail regarding executive compensation and the role of the Compensation Committee, see the Compensation Discussion and Analysis section.

- **Governance Committee:** Mr. Carusone is Chair of the Governance Committee; he has served in this role since 2013. When Mr. Carusone retires as a Director at the 2017 Annual Meeting, Mr. Dake is designated to become the Chair. The Governance Committee is specifically charged with establishing procedures with respect to the Director nomination process; reviewing and considering Director nominees, including incumbent nominees, and making recommendations to the Board regarding nominees; reviewing and recommending practices and policies concerning corporate governance; reviewing annually and reporting to the Board regarding the independence of our Directors and satisfaction by the Board and committee members of applicable requirements or qualifications; reviewing annually and reporting to the Board regarding the performance of our Board; reviewing periodically and making recommendations regarding Company codes of conduct and ethics policies for our Directors, Executive Officers and employees and with respect to our committee charters; and reviewing Director training initiatives. The Governance Committee met three times in 2016, and all then-serving members attended each of these meetings.

- **Executive Committee:** The main purpose of the Executive Committee is to act on matters that may require immediate attention at a time when it is impractical or inconvenient to convene the entire Board. The Executive Committee has the full authority of the Board, subject to certain restrictions established by law or the Company's governing documents. For example, the committee is not authorized pursuant to our By-Laws to make submissions to shareholders requiring shareholder approval, fill vacancies on the Board or any of its committees, fix compensation of the Board, make changes to our By-Laws, or repeal any prior resolution of the Board. Because the Board believes proper governance involves the entire Board in the Company's decision process, the Board strives to keep meetings of the Executive Committee to a minimum. The Executive Committee is currently comprised of the Board Chair, Chairs of the three Board Committees, and the Chair of the GFNB/SNB Joint Wealth Management Committee, who is also a Director of the Company. In 2016, the Executive Committee did not have to meet since all matters were able to be addressed during meetings of the full Board and/or its standing committees.

♦ **Executive Session**
In addition to regular Board and committee meetings, Directors meeting the general independence test under NASDAQ® meet on occasion in Executive Session to discuss any matters deemed relevant to the Company's operation and condition. No current or former members of Management are in attendance during these sessions, which are chaired by our Lead Director. Generally, the Lead Director will poll independent Directors prior to or in connection with each Company Board meeting and, if there is a consensus to do so, an Executive Session will be held. Due to the informality and expectation of confidentiality that characterize Executive Sessions, no binding corporate decisions or actions are taken nor official records maintained for them. The independent Directors did not hold Executive Sessions in 2016, as all matters were able to be addressed during meetings of the full Board and/or its standing committees.

♦ **Attendance**

In 2016, the Board had four regularly scheduled meetings, two special Board meetings and nine separate committee meetings. All then-current Board members met the requirements of Item 402(b) of the SEC's Regulation S-K by attending more than 75% of the meetings to which they were invited. Ten of our 13 then-current Directors attended the 2016 Annual Meeting of Shareholders.

♦ **Code of Ethics**

The Governance Committee has adopted a Business Code of Ethics which applies to all Directors, officers and employees of both the Company and its subsidiary banks. The Business Code of Ethics addresses a wide range of issues and is intended to satisfy the requirements for a code of conduct set forth in the listing standards issued by NASDAQ®. Additionally, the Governance Committee has adopted a Financial Code of Ethics which applies to the Company's CEO, CFO, principal accounting officer, controller and any other officers who perform similar functions. The Financial Code of Ethics complies with the SEC's requirements for a code of conduct established under Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder.

Complete copies of each of the current charters of the Audit Committee, the Compensation Committee and the Governance Committee, as well as copies of the Corporate Governance Guidelines, the Business Code of Ethics and the Financial Code of Ethics are available at www.arrowfinancial.com on the "Corporate Governance" page. The Company intends to post on that page any substantive amendment to, or waiver granted from, the Financial Code of Ethics within four business days of such amendment or waiver.

Director Independence:

Under applicable law and regulation, it is the responsibility of the Board to review and make a determination regarding the independence and qualifications of each member, as well as additional review and determination for members of certain committees.

Under the NASDAQ® listing standards, a majority of the members of the full Board must meet a general independence requirement. The Board has determined that the following 11 Directors currently meet this requirement: Behan, Carusone, Casaccio, Clarke, Dake, Kruczlnicki, Miller, Moynehan, Owens, Read and Reisman. The Board has determined that Mr. Hoy is not independent due to his prior service as an Executive Officer of the Company and his continuing service as a consultant since his retirement. See "*Director Compensation*" within the Voting Item 1 – Election of Directors section for further description of Mr. Hoy's consulting agreement. Mr. O'Conor retired as an Executive Officer of the Company at year-end 2012 and served for the ensuing four years under a consulting agreement with the Company. As a result, the Board has determined that Mr. O'Conor also is not independent. Mr. T. Murphy is not independent due to his position as our President and CEO.

In making its independence determinations for individual Directors, the Board considers transactions and relationships between (i) the Company and its subsidiaries, and (ii) the Director and/or his or her immediate family or any businesses he or she controls. The Board considers the objective tests for Director independence set forth in the NASDAQ® listing standards and other regulatory guidelines for such transactions and relationships, as well as a variety of subjective factors, including particular or unique relationships between the Company and the Director, even if such relationships do not exceed the specific dollar threshold that would disqualify them under applicable regulatory guidelines. In its review of Director independence at year-end 2016, the Board considered the following 2016 transactions between the Company and the following individual Directors:

- **Mr. Behan** is the founder and President of Behan Communications, Inc., a public affairs and strategic communications firm with offices in Albany and Glens Falls. During 2016, the Company's subsidiary bank GFNB made $3,774 in payments to the firm for marketing and public relations consulting services. The Board has determined these minimal payments were well below the objective limits for general Director independence set forth in the NASDAQ® listing standards and that the Company's relationship with Behan Communications and Mr. Behan did not compromise his independence.

- **Mr. Carusone** is the principal attorney at the law firm of Carusone & Carusone. During 2016, the Company's subsidiary bank SNB made $5,000 in payments to Carusone & Carusone as a retainer for legal services to be rendered by the firm to or on behalf of SNB. Additionally, Carusone & Carusone received payments from certain SNB loan customers for its representation of SNB at loan closings. The Board has determined that the total payments received by Carusone & Carusone from all sources for the firm's representation of SNB in 2016 were

well below the objective limits for general Director independence set forth in the NASDAQ® listing standards and that the Company's relationship with the firm and Mr. Carusone did not compromise his independence.

- **Ms. Casaccio** is President and part-owner of JMZ Architects and Planners, PC ("JMZ"), an architectural firm located in Glens Falls, New York. In 2016, GFNB engaged JMZ to provide architectural, design and space utilization services for the four buildings located in downtown Glens Falls that represent GFNB's main campus. Payments to JMZ totaled $11,738 for the year. The Board has determined these minimal payments were well below the objective limits for general Director independence set forth in the NASDAQ® listing standards and that the Company's relationship with JMZ and Ms. Casaccio did not compromise her independence.

- **Mr. Dake** is President of Stewart's Shops Corporation ("Stewart's"), a large, private company that owns and operates a regional chain of convenience stores. During 2016, our subsidiary banks made approximately $219,000 in payments to Stewart's for rent of leased space at market rates and other immaterial purchases. This amount is less than 0.015% of Stewart's annual gross revenue, which exceeds $1.5 billion. The Board has determined that the Company's payments were below the objective limits for general Director independence set forth in the NASDAQ® listing standards and that the Company's relationship with Stewart's and Mr. Dake did not compromise his independence. See "*Related Party Transactions*" later in this section for further information on these business transactions.

There were no "Compensation Committee interlocks," as defined under the SEC rules, in existence during fiscal year 2016. No member of the Compensation Committee is a current or former employee of the Company or any of its subsidiaries. No member of the Compensation Committee is party to any related party transactions with the Company requiring disclosure by us hereunder except Director Dake (see "*Related Party Transactions*" later in this section).

In addition to meeting NASDAQ® general independence standards applicable to Directors, the Directors who serve on the Audit and/or Compensation Committees must meet certain additional independence or regulatory requirements, some of which may be more rigorous than the general standards. The Board has determined that Directors Clarke, Kruczlnicki, Miller, Read and Reisman, who constitute the Audit Committee, all meet the SEC's more stringent independence requirements for Audit Committee members. The Board has also determined that Directors Clarke, Kruczlnicki and Read each qualify as an "Audit Committee Financial Expert," as defined by the SEC rules (not all Audit Committee members need to be financial experts). Further, the Board has determined that Directors Behan, Clarke, Dake, Kruczlnicki, and Owens, who constitute the Compensation Committee, all meet the independence requirements of NASDAQ® and the SEC for Compensation Committee members.

Related Party Transactions:

Under the Company's Statement of Policy with respect to Related Party Transactions, the Audit Committee or the Board itself must approve certain transactions or relationships between the Company and its "related parties," including Directors and Executive Officers, as well as their immediate family members and controlled companies, if such transactions or relationships in any year will involve an aggregate dollar amount of goods, services or payments in excess of $120,000. Loans from our subsidiary banks to our Directors and Executive Officers, their families and controlled businesses, and other related parties, are generally exempt from the above described preapproval policy, as most such loans are subject to Board preapproval under a separate federal banking law, Regulation O.

♦ **2016 Transactions with Related Parties**
During 2016, several of our Directors and Executive Officers and/or their related parties had outstanding loans from one or both of our subsidiary banks in amounts of $120,000 or more. All such loans were made in the ordinary course of business of the bank, on the bank's standard terms and conditions, and did not involve more than normal risk of collectability or present any other preferential features. As of December 31, 2016, none of these loans were classified by the Company as a non-accrual, past due, restructured or potential problem loan.

There was only one transaction or series of related transactions in 2016 between the Company and a related party that involved an aggregate dollar amount in excess of $120,000. Under multi-year lease agreements between the Company's subsidiary banks and Stewart's, a private company that owns and operates a regional chain of convenience stores, the banks operate five bank offices (three GFNB and two SNB) in premises owned by Stewart's in which Stewart's convenience stores are also located. Director Dake is the President of Stewart's. The Company paid rent and incidental expenses to Stewart's under these leases in the total amount of approximately $219,000 during 2016. This amount is less than 0.015% of Stewart's annual gross revenue, which exceeds

$1.5 billion. One GFNB lease has an original duration of 20 years, expiring in 2019, with a renewal option for two additional 10-year terms. A second GFNB lease has an original duration of 10 years, expiring in 2020, with a renewal option for three additional five-year terms. The third GFNB lease has an original duration of 10 years, expiring in 2023, with a renewal option for three additional five-year terms. One of the SNB leases has a duration of three years, expiring in 2019, with a renewal option for two additional three-year terms. The other SNB lease has a duration of three years, expiring in 2018, with a renewal option for one additional three-year term. These five bank offices are in high-traffic locations. In connection with its approval of the leases, the Board determined that the terms of the leases were, in its opinion, no less favorable from the Company's perspective than could be obtained by it from a non-related party for comparable premises in an arms-length transaction.

Board Risk Oversight:

Our Board has responsibility for the oversight of risk management within our Company. Our Board and its Committees regularly discuss and review with Management the areas of material risk exposure, the potential impact of such risks on the Company, the steps taken to monitor our exposure to these risks and the controls adopted to mitigate such risk exposure. Our Committees assist the Board in fulfilling its oversight responsibilities throughout the year, as follows:

- **Audit Committee:** Reviews financial risk exposures by monitoring the independence and performance of the Company's internal and external auditors, and the quality and integrity of the Company's financial reporting process and systems of internal controls.

- **Compensation Committee:** Reviews all aspects of the compensation paid to Executive Officers, Directors and employees in general. The committee assesses the ways, if any, in which any aspect of its executive compensation program may, as an unintended consequence, incentivize action or activities that expose the Company to inappropriate risks.

- **Governance Committee:** Focuses on the management of risks associated with Board organization, membership and structure, through its nomination process and Director independence assessment, its review of the organizational and governance structure of the Company, and its periodic review of Board practices and policies concerning corporate governance and the Board's performance.

In addition to these Board Committees, the Company has an Enterprise Risk Management ("ERM") Committee at the Management level to assist the Board by providing reasonable assurance regarding the achievement of the Company's strategic objectives and to enhance the long-term value of the Company. The ERM Committee uses a Board-approved program that is applied both strategically and tactically, and is designed to identify, and manage on a holistic basis, potential and actual risks that may affect the Company. It is based on principles in the "Enterprise Risk Management – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Board receives periodic reports from the ERM Committee, which is chaired by our Chief Risk Officer and includes senior and other designated managers as appropriate. The Chief Risk Officer's primary function is to oversee risk management as well as regulatory and compliance requirements. The Chief Risk Officer reports directly to our President and CEO.

Shareholder Communications with the Board of Directors:

Any shareholder communication that is sent generally to the Company or our Board is directed to the Corporate Secretary, who will review it and advise the Board of the communication. Any such shareholder communication that is directed to an individual Director, Directors or a committee of the Board will be forwarded by the Corporate Secretary to such Director(s) or committee. The Corporate Secretary will retain and make available all such communications for review by the appropriate parties and will periodically summarize and report all such shareholder communications to the Board. Shareholders may communicate to our Board, to an individual Director or Directors, or to a particular committee of the Board by sending or directing such communication either by email to corporatesecretary@arrowbank.com or in writing to: Board of Directors – Shareholder Communications, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. If the shareholder intends such communication to be delivered to an individual Director, specific Directors, or particular committee of the Board, we request that this information be prominently displayed at the beginning of the communication.

Named Executive Officers

Our Named Executive Officers ("NEOs") for 2016 were Thomas J. Murphy, our President and CEO; Terry R. Goodemote, our Executive Vice President, Treasurer and CFO; David S. DeMarco, a Senior Vice President of the Company and President and CEO of SNB; and David D. Kaiser, a Senior Vice President of the Company and Chief Credit Officer of GFNB.

Stock Ownership Information

Directors and Executive Officers:

The following table sets forth the beneficial ownership of the Company's common stock, as defined under SEC rules, as of March 6, 2017, our record date for the 2017 Annual Meeting, for each Director, Director nominee and NEO of the Company, as well as for all Directors and Executive Officers as a group.

Beneficial ownership includes all shares of common stock for which the individual has sole or shared voting power or investment power and all shares that the individual has the right to acquire within 60 days of our record date through the exercise of any option, warrant or right. There were 13,511,594 shares of our common stock outstanding as of that date.

Name	Number of Shares Owned	Options Exercisable Within 60 Days	Total Beneficial Ownership of Company Common Stock	Percent of Shares Outstanding (a)
Mark L. Behan	1,098	—	1,098	*
John J. Carusone, Jr.	7,699 (b)	7,341	15,040	*
Tenée R. Casaccio	7,666	782	8,448	*
Michael B. Clarke	15,161 (c)	1,062	16,223	*
Gary C. Dake	35,437	1,062	36,499	*
David S. DeMarco	22,509	15,853	38,362	*
Terry R. Goodemote	17,215 (d)	21,665	38,880	*
Thomas L. Hoy	178,498 (e)	53,935	232,433	1.72%
David D. Kaiser	7,877	19,319	27,196	*
David G. Kruczlnicki	29,367	7,293	36,660	*
Elizabeth A. Miller	15,447	—	15,447	*
David L. Moynehan	40,935 (f)	2,678	43,613	*
Thomas J. Murphy	37,569	—	37,569	*
Raymond F. O'Conor	48,359	—	48,359	
William L. Owens	4,285	257	4,542	*
Colin L. Read	6,894	1,585	8,479	*
Richard J. Reisman	9,714 (g)	7,213	16,927	*
Total Shares of Directors and Executive Officers as a Group (17 people)	485,730	140,045	625,775	4.63%

(a) The use of an asterisk ("*") denotes a percentage ownership of less than 1%.
(b) Includes 5,241 shares pledged for a loan arrangement.
(c) Includes 14,250 shares held directly by Mr. Clarke's wife in a revocable trust.
(d) Includes 91 shares held as custodian for Mr. Goodemote's child.

(e)   Includes 5,351 shares held directly by Mr. Hoy's wife and 2,688 shares held by Mr. Hoy's wife in an individual retirement account; this line previously included shares held in a Hoy family irrevocable trust for which Mr. Hoy is grantor but he no longer has investment control over the irrevocable trust assets.
(f)   Includes 1,507 shares held in a Moynehan Family revocable trust for which Mr. Moynehan and his wife are grantors and trustees.
(g)   Includes 634 shares held directly by Dr. Reisman's wife.

5% Shareholders:

The following table sets forth the beneficial ownership of the Company's common stock as of March 6, 2017, our record date for the 2017 Annual Meeting, by the one holder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock on such date. Beneficial ownership includes all shares of common stock for which the person or entity has sole or shared voting power or investment power.

Name	Shares Owned	Percent
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	952,900 [a]	7.05% [b]

(a)   The listed number of our shares of the Company's common stock by BlackRock, Inc. ("BlackRock") is based solely upon a Schedule 13G, Amendment No. 7, filed by BlackRock on January 19, 2017 with the SEC. In that schedule, BlackRock reported that as of December 31, 2016, it had sole dispositive power over all of these shares and the sole voting power with respect to 923,364 shares. BlackRock is an asset management company that provides asset management services to numerous mutual funds.
(b)   Percentage based on 13,511,594 shares of our common stock outstanding on March 6, 2017.

Our subsidiary banks, GFNB and SNB, in their capacities as fiduciary of numerous accounts in their respective Wealth Management departments, including, in the case of GFNB, as trustee of our Employee Stock Ownership Plan ("ESOP"), held between them 1,635,453 shares of our common stock, or 12.1% of the total shares outstanding and entitled to vote on our record date. However, GFNB and SNB were the beneficial owners of only a relatively small number of these shares. Other persons, such as the individual ESOP participants, had the sole power to vote and/or direct the disposition of most of these shares. As a result, neither GFNB nor SNB were the beneficial owners of more than 5% of the shares of our common stock outstanding and entitled to vote on our record date.

Compensation Discussion and Analysis

Executive Summary:

The Compensation Discussion and Analysis section of our Proxy Statement provides our shareholders with an explanation of our NEO compensation philosophies, programs, policies and decisions, all within the context of our business environment and performance. Our goal is to present a clear and concise overview of our executive compensation practices and describe key changes from last year.

♦ **2016 Business Performance**
   The Company's subsidiary banks, GFNB and SNB, operate and compete in a mature banking market that is characterized by intense and growing competition and high consumer expectations. We also own three insurance agencies located in and serving the same geographic area as many of our current bank offices.

   The Company's conservative business model emphasizes a strong capital position, high loan quality, knowledge of our market and responsiveness to our customers. Results for the fiscal year ended December 31, 2016, included:

Shareholder Return	Growth	Asset Quality
A 3% stock dividend was distributed to our shareholders during 2016. Cash dividends paid effectively increased 3%. Stockholders' equity reached a record high of $232.9 million at year-end, up 8.8%. Tangible book value per share increased 9% to $15.45.	Total assets increased to a record high of $2.605 billion. The loan portfolio increased 11.4% to a record high of $1.8 billion. Total deposit balances grew 4% to $2.12 billion.	Nonperforming assets were only 0.28% of total assets as of December 31, 2016. Net loan charge-offs represented just 0.06% of average loans outstanding for the year.

Please refer to our 2016 Annual Report on Form 10-K for five- and 10-year comparisons of the total cumulative return (assuming reinvestment of dividends) for our common stock, as compared to the Russell 2000 Index, the NASDAQ® Banks Index and the Zacks $1B-$5B Bank Assets Index.

♦ **Key Compensation Decisions and Actions**
   The business climate and our performance impacted various compensation decisions. The following is a summary of key decisions and actions regarding executive compensation in 2016 and thus far in 2017.

   • **CFO Intent to Retire:** The Company announced on February 7, 2017, that Mr. Goodemote, our Executive Vice President, Treasurer and CFO, intends to retire after more than two decades of service. He intends to continue in his current role until his successor is chosen, and may remain employed with the Company after such date in an advisory capacity to support the transition to his successor.

   • **Short-Term Incentive Plan Awards:** In January of 2016 and 2017, bonus awards for NEOs were made in accordance with the Short-Term Incentive Plan ("STIP") based on the achievement in the prior calendar year of specified performance results of the Company and the individual NEOs, respectively. Actual bonus payouts as a percentage of target were 109% on average in 2017 for our NEOs.

   • **Long-Term Incentive Plan Awards:** In January of 2016 and 2017, grants of stock options were made to the NEOs under the 2013 LTIP. These awards were made, in each case, in light of individual and corporate accomplishments in the prior year and to incentivize accomplishments for the upcoming years. Generally, 2013 LTIP awards are provided to align NEOs' interests with those of our shareholders and foster a long-term performance mindset among our Management team.

♦ **Executive Compensation Program Highlights**

The Compensation Committee and Management strive to have an effective compensation program and strong governance with shareholder-friendly features. Some of these features are summarized below:

- **Hedging and Pledging Policies:** All NEOs are prohibited from engaging in any speculative transaction designed to hedge or offset any decrease in market value of the Company's securities, including hedging of the Company's common stock. The Company requires Board approval prior to the pledging of any Company stock by an NEO.

- **Clawback Policy:** The Company may seek to recover any incentives paid or payable to an NEO on the achievement of financial or operational goals that subsequently are deemed by the Company to be inaccurate, misstated or misleading.

- **Stock Ownership Policy:** The Company has a stock ownership policy for NEOs. They are required to own a number of shares of the Company's common stock equal to three times base salary for the CEO and equal to base salary for other NEOs. Until the required ownership is attained, this policy restricts the NEO's ability to sell shares of the Company's common stock obtained through the 2013 LTIP (or predecessor plans).

- **No Tax Gross-Ups:** The Company does not pay any taxes that are owed by its NEOs.

- **Double-Trigger Mechanism:** Employment agreements for all NEOs include a "double-trigger" mechanism for change-of-control payments. In addition to a change-of-control event, the NEO must also be terminated without cause or terminate his own employment for good reason in order to receive special cash payments under the agreement. If terminated for cause, the NEO would not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in "*Potential Payments Upon Termination or Change of Control*" within the Agreements with Named Executive Officers section.

- **No Stock Option Repricing:** The Company has never repriced stock options. The 2013 LTIP prohibits repricing without shareholder approval.

- **Independent Consultants:** The Compensation Committee has periodically engaged an independent compensation consultant to perform a comprehensive review of our executive compensation program and provide advice on a variety of compensation issues.

- **Risk Assessment:** The Company implements a robust risk oversight and assessment framework to monitor our compensation programs for excessive risk to the Company or its shareholders.

2016 Compensation Philosophy and Program:

The purpose and goal of our executive compensation program is to attract and retain key executives and to motivate our executives to improve the Company's long-term profitability within acceptable risk parameters. Annual determinations regarding executive compensation are based on corporate and individual performance, taking into account compensation paid to executives at comparably sized banks in our geographic area or similar areas.

Our executive compensation program consists of base salary, annual incentives, long-term incentives, ownership guidelines and executive benefits. The following is a discussion of the primary purpose of each element:

♦ **Base Salary**

Base salaries are set to recognize the responsibilities associated with the position and expectations with respect to the individual's contribution to the Company. In setting or adjusting base salary levels for our NEOs, the Company considers the following factors: the executive's position, individual performance, contribution to the Company, market salaries for similar positions, experience in that position, industry merit budgets, the Company's overall financial performance, and the individual's role in that performance. Base salaries for the NEOs are reviewed and approved annually by the Compensation Committee, usually in January so the Compensation Committee can take into account performance results from the complete prior fiscal year. Other factors considered by the Compensation Committee include leadership and professional standing in the field of banking and financial services, commitment to the community and current market pay position relative to market

benchmarking. Under the employment agreements that the Company enters into with individual NEOs, the Company's ability to decrease the base annual salary of the NEO during the term of the agreement is limited. See the Agreements with Named Executive Officers section later in this Proxy Statement.

♦ **Annual Incentives**

All short-term incentive bonus awards under our STIP are designed to reward Company and individual performance relative to our annual performance goals. Our STIP is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. In setting goals under the STIP, the Compensation Committee considers multiple inputs, including but not limited to: specific financial goals, relative performance to our industry and individual performance. If circumstances arise such as major corporate transactions, unforeseen significant changes in the economy or industry-wide developments of an unexpected nature, the Compensation Committee may review and revise pre-established performance targets. The Compensation Committee, in its sole discretion, will determine, on a case-by-case basis, whether an NEO will receive a bonus award for the year and, if so, the amount of this bonus. No NEO has a contractual right to a bonus award under the STIP.

Each year, the Compensation Committee sets goals that will result in bonus awards only in years of successful financial performance by the Company. The target bonus award for an NEO is expressed as a percentage of that NEO's base salary. For 2016, the bonus target awards for our NEOs were 40% of base salary for Mr. T. Murphy and 30% of base salary for Messrs. Goodemote, DeMarco and Kaiser.

The pool for the annual short-term incentive bonus awards to all eligible officers and employees of the Company is generally determined based on the total target awards for all participants for that year. Individual STIP awards may be adjusted above or below the target amount for the participant by the Compensation Committee based not only on the individual's performance but also on Company performance, with the following limitations: (i) there will be no bonus awards to NEOs if the Company's performance is less than 90% of target performance, and (ii) if the Company's performance is greater than 110% of the target performance, the bonus awards are capped at 150% of the target payment.

Determining the amount of the annual short-term incentive bonus awards for an NEO consists of the following three-part process:

1. **Company Performance:** First, the Company's performance is assessed on a weighted combination of five financial performance measures, which the Compensation Committee believes provide an appropriate portfolio of performance goals and a balanced perspective while ensuring sound risk management. The following table shows the performance measure and goal-weighting for 2016:

Company Performance Measure	Weighting for Goals (CEO)	Weighting for Goals (Other NEOs)
Net Operating Earnings using Internal NOE	60%	80%
ROE using Internal NOE	10%	5%
Efficiency Ratio	10%	5%
Non-Performing Loans	10%	5%
Net Charge-Offs	10%	5%

In measuring net income for the purpose of paying short-term incentive bonus awards, the Compensation Committee uses Internal Net Operating Earnings ("Internal NOE"), which is different from U.S. Generally Accepted Accounting Principles ("GAAP") in that it represents the net income of the Company before taking into account significant nonrecurring items, net of tax. The significant nonrecurring items are reviewed by the Compensation Committee on a case-by-case basis to determine if each item would have a significant impact on the Company's performance and, therefore, have an impact on the annual short-term incentive bonus awards made to our NEOs under the STIP. The Compensation Committee endeavors to align bonus awards with performance. Items are included to the extent that they are relevant, regularly recurring and deemed to be in the normal course of business operations.

2. **Individual Performance:** Second, the Compensation Committee performs an overall assessment of the NEO's performance based on subjective and objective criteria weighted toward Company and team-oriented goals. The Compensation Committee relies on input from the CEO for assessment of the other NEOs.

3. **Relative Weighting of Corporate and Individual Performance:** The third and final step in assessing an NEO's ultimate performance for purposes of the short-term incentive bonus awards is the determination by the Compensation Committee of the relative weighting to be assigned to Company performance versus individual performance for that particular NEO. Typically, the relative weighting for NEOs is based on their particular position with the Company. For 2016, Mr. T. Murphy was evaluated exclusively, or 100%, on the Company's performance, and Messrs. Goodemote, DeMarco and Kaiser were evaluated 50% on the Company's performance and 50% on individual performance.

Historically, the Compensation Committee meets at the beginning of each year to determine short-term incentive bonus awards for the previous year, when the Company's final year-end performance is known and can be accurately measured. At the same meeting, the Compensation Committee also typically sets the STIP goals for the current year.

Although there is a formula for determining the dollar amount of the annual short-term incentive bonus awards under the STIP, the Compensation Committee retains full discretion for making these awards to all our NEOs. Simply meeting pre-established performance thresholds does not require payment of any award. There have been years in which awards could have been paid based on the formula but were not because the Compensation Committee did not deem awards to be appropriate based on a more holistic evaluation of both relative and absolute performance.

♦ **Long-Term Incentives**
The long-term incentive plan is designed to align the goals of our NEOs with those of our shareholders. Long-term incentive compensation is provided through the Company's 2013 LTIP, which authorized the issuance of a maximum 450,000 shares of Company common stock, of which 367,775 shares remained available at year-end 2016.

The 2013 LTIP allows for grants of various types of equity awards, such as restricted stock and stock options. Historically, the Company has provided long-term incentive compensation only in the form of stock options, which only provide value to our NEOs or any eligible recipients if the Company's stock price increases. The long-term incentive component of our executive compensation program is intended to recognize Management collaboration and drive shareholder value creation, which encourages alignment of our NEOs' interests with those of our shareholders. Equity awards are discretionary and, when awarded by the Compensation Committee, typically reflect to some degree the Company's and the individual's prior-year performance. Stock options granted under our long-term incentive plan normally vest 25% per year over a four-year period, which reinforces the long-term nature of the grant and promotes retention of our top performers. The exercise price for stock option awards is set at 100% of the market closing price of the stock on the date of grant. The Company's annual stock option awards are generally granted in January each year, shortly after the close of the Company's fiscal year. Furthermore, the provisions of our long-term incentive plan do not allow "backdating" or "reloading" of option grants.

♦ **Stock Ownership Policy**
In order to align the interests of the NEOs with those of our shareholders, NEOs are required to own a number of shares of the Company's common stock equal to three times base salary for the CEO and equal to base salary for other NEOs. Until the required ownership is attained, this policy restricts the NEO's ability to sell shares of the Company's common stock obtained through the 2013 LTIP (or predecessor plans). These stock ownership requirements are measured by the Compensation Committee each year, using holdings valued as of December 31 of the previous year. Common shares owned outright or vested shares held through benefit plans are currently counted toward the stock ownership requirement. Conversely, unexercised stock options do not count toward the stock ownership requirement. Individuals have five years from appointment or promotion as an NEO to meet these requirements. The independent members of the Board have the discretion to address and approve exceptions on a case-by-case basis.

♦ **Executive Benefits**

The executive benefit program is intended to provide appropriate security and benefits for our NEOs, allowing them to focus on managing the business. Generally, NEOs are eligible for the benefits package we offer to our full-time employees, which includes medical, dental, life/long-term disability insurance and qualified retirement plans. In addition, our executive compensation program includes other select benefits summarized below. These benefits are provided in furtherance of the goal of providing NEOs with a comprehensive and competitive compensation package, taking into consideration both market and best practices. All forms of executive benefits are reviewed and approved by the Compensation Committee.

- **Broad-based and Select Executive Retirement Plans:** The Company provides a qualified retirement plan (with a non-matching 401(k) feature) as well as an ESOP to all eligible full-time employees, including NEOs. The Company may provide additional retirement benefits to NEOs on a case-by-case basis, either through the Company's non-qualified Supplemental Executive Retirement Plan ("SERP") or through individual awards to NEOs of additional retirement benefits under some other tax-qualified or nonqualified plan or program. There are two types of awards under the SERP, each of which may be granted at the Compensation Committee's discretion: (i) a "makeup" benefit that is designed to provide the recipients with a level of benefit that they would have received under the Retirement Plan if there were no limitations on eligible compensation in the Internal Revenue Code, and (ii) an additional award of special retirement benefits to any NEO or other senior executive prior to his or her retirement to reward special service and contribution to the Company. As of December 31, 2016, Messrs. T. Murphy, Goodemote and DeMarco were all designated to participate in the makeup benefit feature under the first part of the SERP.

- **Deferred Compensation Plan:** The Company maintains a nonqualified deferred compensation plan for NEOs under which they may elect to defer some or all of their salary and bonus until retirement. The deferred amounts accumulate interest at a rate equal to the highest rate currently being paid on individual retirement accounts by GFNB. Although all of the NEOs were eligible to participate, none did in 2016. This deferral plan is further discussed in *"Nonqualified Deferred Compensation"* within the Executive Compensation section.

- **Executive Perquisites:** The Company provides very limited perquisites to its NEOs. Messrs. T. Murphy, Goodemote, DeMarco and Kaiser in 2016 each received the personal use of a company automobile and reimbursement of country club dues or a golf course membership. No other perquisites were provided.

- **Employment Agreements with Named Executive Officers:** Historically, the Company has entered into employment agreements or limited change-of-control agreements with its NEOs. The Company currently has three-year employment agreements with Messrs. T. Murphy and Goodemote and two-year agreements with Messrs. DeMarco and Kaiser. In January of each year, the Compensation Committee reviews the key terms of each NEO employment agreement and determines whether to offer the NEO a replacement agreement of at least the same duration and is otherwise at least as favorable to the NEO as his current agreement.

  The Company entered into new employment agreements with Messrs. T. Murphy, DeMarco, and Kaiser effective February 1, 2017. Mr. Goodemote announced his intention to retire, thus he and the Company did not enter into a new employment agreement. The three replacement employment agreements contain standard terms relating to salary, position, duties and benefits, as well as special cash payments following a change of control of the Company accompanied or followed by a termination of the NEO's employment by the Company other than for cause or by the NEO himself for good reason. These agreements do not provide any right to receive a payment under the STIP, to receive stock awards under the LTIP, or to receive any additional retirement benefits under our retirement plan or SERP. The Compensation Committee and our Board will continue to review the appropriateness of employment agreements on a case-by-case basis. The employment agreements are described in more detail in the Agreements with Named Executive Officers section.

The Company from time to time enters into consulting agreements with retiring Executive Officers to ensure a smooth transition of an operating function from the retiree to his or her successor and/or to ensure the Company has access to the retiree's expertise for a period of time. Mr. Hoy, the Company's former CEO, serves under such a post-retirement consulting arrangement through December 31, 2018; this agreement is further described in "*Mr. Hoy's Consulting Agreement*" within the Voting Item 1 – Election of Directors section.

The Company believes these five components – base salary, annual incentives, long-term incentives, ownership guidelines and executive benefits – comprise a total compensation program that both aligns pay and performance and supports a total-rewards approach to executive compensation. Our executive compensation program is reviewed at least annually by the Compensation Committee to ensure that various considerations such as security versus performance, fixed versus variable, short-term versus long-term, cash versus equity-based compensation, and benefits provided are and remain appropriate in light of market trends and the Company's primary business objectives. Our policy and practice is to consider the Company's performance compared to peer and industry performance, as well as market compensation levels, when making our short- and long-term compensation decisions to ensure our compensation package effectively reflects performance.

2016 Process for Determining Executive Compensation:

♦ **Role of the Compensation Committee, Independent Consultants and Management**
The Compensation Committee oversees our executive compensation policies and process, is responsible for the final decisions on many components of executive compensation for the CEO and the other NEOs, and makes recommendations to the full Board on other components such as employment agreements. The Compensation Committee is responsible for reviewing and approving all aspects of compensation of our CEO and other NEOs, and it receives input from the CEO and the full Board on key compensation policy issues.

The Compensation Committee is authorized to seek the assistance of independent compensation consultants. These consultants are paid by the Company, but are hired by, directed by and report directly to the Compensation Committee. During 2016, the Compensation Committee retained the services of Pearl Meyer & Partners, LLC ("Pearl Meyer"), an independent outside consulting firm specializing in executive and board compensation, to provide assistance regarding executive compensation and support with compensation policies and proxy disclosure. Pearl Meyer provided no other consulting services for the Company in 2016.

Our CEO provides the Compensation Committee with an annual review of his own goals for the Company, including broad performance and individual goals, as well as a performance assessment for each of the other NEOs. Management also provides information and data on Company and individual performance and executive compensation to the Compensation Committee. Although our CEO provides insight and recommendations regarding NEO compensation, the Compensation Committee votes on decisions regarding NEO compensation. Where appropriate, the Board will also make recommendations or determinations or give its approval regarding NEO compensation. Although the Compensation Committee meets with our CEO to obtain his views, goals and assessments regarding compensation matters, as discussed above, the decisions regarding his compensation package are made solely by the Compensation Committee without the CEO or other NEOs present.

♦ **Benchmarking**
In setting program targets and making compensation decisions, the Compensation Committee uses a variety of data sources and information related to market practices for bank holding companies similar to ours. The Compensation Committee may engage independent compensation consultants on a periodic basis to conduct comprehensive competitive reviews.

The Compensation Committee considers three key reports, summarized below, to provide market-competitive information for base salary, short- and long-term incentive targets, and estimated total direct compensation, with ranges for performance. This information allows the Compensation Committee to see potential pay and range of pay for executive roles, and it provides context for the Committee in setting targeted pay levels going forward.

Each year, the Compensation Committee reviews peer group data – from the Executive Compensation Review for Banks and Thrifts prepared annually by SNL Financial ("SNL") – to obtain executive compensation and performance data relative to a peer group. Further, the Compensation Committee reviews annually a survey compiled by Management of the executive compensation paid by regional and local financial institutions based on their most recent proxy statements.

In addition, the Compensation Committee periodically commissions an independent outside consulting firm to conduct a comprehensive review of the Company's executive compensation program. In 2015, Pearl Meyer conducted an independent and objective analysis of all elements of compensation, individually and in aggregate, relative to market and peer group practices ("Pearl Meyer Report"). Pay mix and an assessment of the pay-for-performance relationship were also presented to the Compensation Committee.

A primary data source used in the Pearl Meyer Report for determining the competitive market for NEO compensation was the information publicly disclosed by a peer group of other publicly traded banks. This peer group was developed by Pearl Meyer using objective parameters that reflect bank holding companies of similar asset size located in our general geographic region.

The 2015 peer group contained in the Pearl Meyer Report, which is listed below, consisted of 18 bank holding companies in Connecticut, Maine, Massachusetts, New Jersey, Ohio, Pennsylvania, Virginia and Vermont that ranged from approximately $1 billion to $3 billion in assets, positioning the Company at approximately the median for size ($2.2 billion in assets):

Blue Hills Bancorp, Inc.	First Connecticut Bancorp, Inc.	Peapack-Gladstone Financial Corp.
Camden National Corp.	First Defiance Financial Corp.	Peoples Bancorp Inc.
Citizens & Northern Corp.	Hampton Roads Bankshares, Inc.	Peoples Financial Services Corp.
CNB Financial Corp.	Merchants Bancshares, Inc.	Sun Bancorp, Inc.
Enterprise Bancorp, Inc.	OceanFirst Financial Corp.	Univest Corporation of Pennsylvania
First Community Bancshares, Inc.	Orrstown Financial Services, Inc.	Westfield Financial, Inc.

In addition to the regional peer group data, the Pearl Meyer Report used data from other banking industry surveys that reviewed bank holding companies of similar asset size and regions to that of the Company.

♦ **Performance Analysis**

In addition to benchmarking, the Compensation Committee and Board also review the Company's performance relative to other bank holding companies in a broader peer group as defined in the Federal Reserve Bank's "Bank Holding Company Performance Report," which contains data from a peer group consisting of all U.S. bank holding companies with between $1.0 billion and $3.0 billion in total assets ("Fed Peer Group").

Set forth below is a comparison between the Company's financial performance across several key performance metrics for the 12-month period ended December 31, 2016, and the performance across these same metrics for the nine-month period ended September 30, 2016, by the Fed Peer Group – the most recent information available at the time the Compensation Committee met in January to review performance.

This comparison shows that the Company continued to be among the top-performers and that our operating results and asset quality ratios withstood the ongoing stresses of the financial sector better than many of our competitors in this national peer group.

Key Performance Metric	Arrow Financial Corporation 12/31/2016	Federal Reserve Bank Peer Data 09/30/2016
Profitability Ratios (Higher is Better)		
ROA – Return on Average Assets	1.06%	0.93%
ROE – Return on Average Equity	11.79%	8.54%
Asset Quality (Lower is Better)		
Net Loans Charged-Off as a Percentage of Average Loans	0.06%	0.07%
Nonperforming Loans as a Percentage of Period-End Loans	0.31%	0.83%
Efficiency Ratio (Lower is Better)	57.51%	67.14%

Executive Compensation Decisions:

♦ **January 2016 Base Salary Decisions**

The Compensation Committee met in January 2016 to review corporate and individual executive performance for 2015. Please see our 2015 Annual Report on Form 10-K for a detailed review of the Company's 2015 financial performance.

Based on the performance of the Company and the individuals, the Compensation Committee approved the base salaries below for the Named Executive Officers effective January 1, 2016.

Named Executive Officer	2015 Salary	January 2016 Raise		2016 Salary (as of 1/1/16)
		% of Base Salary	Amount	
Thomas J. Murphy	$ 320,000	3.75%	$ 12,000	$ 332,000 [a]
Terry R. Goodemote	$ 235,000	2.13%	$ 5,000	$ 240,000
David S. DeMarco	$ 242,000	3.31%	$ 8,000	$ 250,000
David D. Kaiser	$ 200,000	5.00%	$ 10,000	$ 210,000

a) Mr. T. Murphy's base salary was subsequently increased to $400,000 on July 1, 2016. The increase was part of a strategy to bring his pay in line with competitive market levels as well as his performance and contributions as CEO. The Committee will continue to monitor changes in this area going forward.

♦ **July 2016 Base Salary Decision**

The Compensation Committee met in May 2016 to review Mr. T. Murphy's compensation. The Committee approved a July 1, 2016, base salary increase as part of a strategy to bring Mr. T. Murphy's pay in line with competitive market levels as well as his performance and contributions as CEO.

Named Executive Officer	2016 Salary (as of 1/1/16)	July 2016 Raise		2016 Salary (as of 7/1/16)
		% of Base Salary	Amount	
Thomas J. Murphy	$ 332,000	20.48%	$ 68,000	$ 400,000

♦ **January 2017 Base Salary Decisions**

The Compensation Committee met in January 2017 to review corporate and individual executive performance for 2016. Please see "*2016 Business Performance*" earlier in this section and our 2016 Annual Report on Form 10-K for a detailed review of the Company's 2016 financial performance.

Based on the performance of the Company and the individuals, the Compensation Committee approved the base salaries below for the Named Executive Officers effective January 1, 2017.

Named Executive Officer	2016 Salary (as of 7/1/16)	January 2017 Raise		2017 Salary (as of 1/1/17)
		% of Base Salary	Amount	
Thomas J. Murphy	$ 400,000 [a]	10%	$ 40,000	$ 440,000 [a]
Terry R. Goodemote	$ 240,000	—	—	$ 240,000
David S. DeMarco	$ 250,000	6%	$ 15,000	$ 265,000
David D. Kaiser	$ 210,000	7.1%	$ 15,000	$ 225,000

a) Mr. T. Murphy's 2016 salary was $332,000 on January 1, 2016; it was subsequently increased to $400,000 on July 1, 2016. His January 2017 increase was part of a strategy to bring his pay in line with competitive market levels as well as his performance and contributions as CEO. The Committee will continue to monitor changes in this area going forward.

♦ **Short-Term Incentive Award Decisions**

In determining the short-term incentive bonus awards for NEOs at any year-end, the Compensation Committee carefully considers the recent financial performance of the Company, strategic results such as product and market expansion, as well as individual performance factors such as leadership and commitment to the community. The amounts of such awards are principally determined based on the achievement of pre-established Company performance targets, as well as an overall individual assessment. See "*Annual Incentives*" earlier in this section for further detail.

At a meeting in January 2017, the Compensation Committee reviewed the parameters and results of the 2016 short-term incentive bonus award goals for its NEOs. Based on the final results of the Company's performance, the amounts of the short-term incentive bonus awards to be paid under the STIP for Messrs. T. Murphy, Goodemote, DeMarco and Kaiser were determined.

As noted under "2016 Compensation Philosophy and Program" earlier in this section, the Compensation Committee uses an Internal NOE calculation to measure its performance goals. In 2016, the Internal NOE was only slightly ($13 thousand) higher than GAAP net income, so no adjustment was made to the 2016 STIP calculation for this difference. Specifically, GAAP net income was $26.534 million while the Internal NOE used to calculate the short-term incentive bonus awards was $26.547 million. This difference was the result of the exclusion of a minor net loss recognized by the Company on the sale of investment securities that were held available for sale. The Compensation Committee determined that exclusion of these items and the consideration of additional factors were appropriate for purposes of determining the annual STIP bonus awards.

The following table provides a comparison of the Company's 2016 target performance goals, the 2016 actual results and 2016 peer data (through September 30, 2016) drawn from the Federal Reserve Bank's Bank Holding Company Performance Report. The weighting used by the Compensation Committee in determining annual awards is described earlier in this section. The Federal Reserve Bank Peer Group Data provided in this table consisted of all U.S. Bank Holding Companies having between $1.0 billion and $3.0 billion in total assets. The peer group data was the most recent available during the Compensation Committee's review at the January 2016 meeting.

Performance Measure	2016 Goal	2016 Actual	Federal Reserve Bank Peer Data 09/30/16
Net Operating Earnings "Internal NOE"	$25.25 million	$26.5 million	N/A
ROE using Internal NOE (Higher is Better)	> 12%	11.80%	8.54%
Efficiency Ratio (Lower is Better)	< 57%	57.51%	67.14%
Non-Performing Loans (Lower is Better)	< 0.50%	0.31%	0.83%
Net Charge-Offs (Lower is Better)	< 0.15%	0.06%	0.07%

The Company's financial performance for 2016 was above many of the established target levels and exceeded peer group performance across these metrics, based on the performance of the Fed Peer Group. The amount of the STIP award for each individual NEO was based upon these corporate considerations, as well as individual performance toward the established 2016 goals. The Compensation Committee approved the following 2016 STIP awards at its January 2017 meeting:

Named Executive Officer	2016 Annual Incentive Target Award		2016 Annual Incentive Actual Awards	
	Amount	% of Base Salary	Amount	% of Base Salary
Thomas J. Murphy	$ 132,800	40%	$ 161,000	40.25% [(a)]
Terry R. Goodemote	$ 72,000	30%	$ 60,000	25.00%
David S. DeMarco	$ 75,000	30%	$ 82,500	33.00%
David D. Kaiser	$ 63,000	30%	$ 70,000	33.33%

a) The percentages listed for Mr. T. Murphy's target and actual awards were calculated using different base salaries as follows: The

percentage calculation for Mr. T. Murphy's target award used his base salary of $332,000 as of January 1, 2016; the percentage for the actual award was calculated using his adjusted salary of $400,000 as of July 1, 2016.

♦ **January 2016 Long-Term Incentive Award Decisions**

At its January 2016 meeting, the Compensation Committee decided to make stock option awards consistent with the grants of January 2015. The following stock option awards were granted at an exercise price of $25.85, the closing price of our common stock on the date of grant, and vest ratably over a four-year period:

Named Executive Officer	Stock Option Grants in January 2016 (# shares)	Grant Date Fair Value of January 2016 Option Awards
Thomas J. Murphy	10,000	$ 57,707
Terry R. Goodemote	5,000	$ 28,853
David S. DeMarco	5,000	$ 28,853
David D. Kaiser	5,000	$ 28,853

♦ **January 2017 Long-Term Incentive Award Decisions**

At its January 2017 meeting, the Compensation Committee decided to make stock option awards consistent with the grants of January 2016. The following stock option awards were granted at an exercise price of $37.20, the closing price of our common stock on the date of grant and vest ratably over a four-year period:

Named Executive Officer	Stock Option Grants in January 2017 (# shares)	Grant Date Fair Value of January 2017 Option Awards
Thomas J. Murphy	10,000	$ 64,400
Terry R. Goodemote	5,000	$ 32,200
David S. DeMarco	5,000	$ 32,200
David D. Kaiser	5,000	$ 32,200

Other Compensation-Related Matters:

♦ **Risk Oversight**

The Company carefully monitors its compensation levels to ensure they reflect an appropriate balance of pay-for-performance within acceptable risk parameters. We believe incentive compensation awards should be aligned with the institution's overall business strategy and support its desired risk profile. To that end, each year Management conducts an internal compensation risk assessment to understand the various elements of its overall compensation program, including all incentives. As part of the exercise, in 2016, Management completed an inventory of our existing compensation programs, including incentives; evaluated the plans; determined the existence of Management and Committee oversight; considered appropriate risk mitigants; and assigned a risk rating based on documentation to support these controls. The Company recognizes that an effective incentive program should encourage and reward appropriate performance and requires an appropriate amount of risk-taking, which is in the long-term benefit of the Company and shareholders. Based on our evaluation, the Company has determined its compensation programs and policies do not create excessive and unnecessary risk taking. Our determination is supported by the following key attributes:

• Our compensation program contains an appropriate balance of fixed and variable compensation.
• The Company offers incentive compensation in multiple forms, including, historically, the award of stock options that are tied to multi-year performance and vest over time.
• Our STIP contains both a threshold and maximum payment, protecting the Company from the extreme levels of risk that accompany unlimited upside incentive compensation programs and inappropriate pay and performance alignment. Although there is a formula for determining the dollar amount of the annual STIP bonus awards, the Compensation Committee retains full discretion for making STIP bonus awards to our

Executive Officers. There have been years in which these awards could have been made based on the formula but were not given to the Executive Officers.
- The Company has share ownership guidelines that further promote and incentivize long-term thinking to serve the best interests of the Company.
- Our benefits programs are competitive with the market and provide for reasonable base line levels of health, welfare and security, further enhancing the risk-mitigating aspects of our overall program.
- We have adopted a "clawback" policy that will allow us to seek to recover any incentive paid or payable to an Executive Officer on the achievement of financial or operational goals that subsequently are deemed by the Company to be inaccurate, misstated or misleading.

The Company and its Board, including the Compensation Committee, will continue to ensure that proper policies are maintained to monitor ongoing risk management and assessment of compensation practices.

♦ **Hedging and Pledging Policies**
The Board has hedging and pledging policies for its Directors and Executive Officers who are subject to the SEC's Section 16 reporting requirements. The policy prohibits Directors and Section 16 Officers from entering into financial transactions designed to hedge or offset any decrease in market value of Company common stock. In addition, Directors and Section 16 Officers must obtain Board approval prior to entering into any agreement involving the pledge or other use of Company stock as collateral in a financial arrangement.

♦ **Impact of Accounting and Tax on the Form of Compensation**
The Compensation Committee and Management consider the accounting and individual and corporate tax consequences of the compensation plans prior to making changes. The Compensation Committee has considered the impact of the expense, which will be recognized by the Company in accordance with FASB ASC TOPIC 718, on the Company's use of equity incentives.

Section 162(m) of the Internal Revenue Code limits deductibility by the Company of non-exempt taxable compensation paid to NEOs to a maximum of $1 million per annum. Taxable compensation is exempt from this limit on deductibility if it is "performance-based." In the Company's case, neither base salary nor STIP payments are considered performance-based under Section 162(m), hence neither would be exempt from "compensation" for purposes of measuring an NEO's compensation in any year against the $1 million deductible limit. Conversely, compensation income realized by NEOs upon exercise of stock options granted under our 2013 LTIP (or predecessor plans) may be deductible from the definition of "compensation." Based on the current salaries being paid to our NEOs and the expected range of possible future performance awards that might be paid to our NEOs in upcoming years, the Company does not believe that the non-deductibility for tax purposes of any component of the compensation payable to its NEOs under Section 162(m) is a likely concern but will continue to evaluate this issue in future years.

Compensation Committee Report:

The Compensation Committee of the Board has reviewed and discussed with Management the Compensation Discussion and Analysis section, as required by Item 402(b) of the SEC's Regulation S-K and the Compensation Committee's Charter. Based on its review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

David G. Kruczlnicki, Chair

Mark L. Behan   Gary C. Dake
Michael B. Clarke William L. Owens

Executive Compensation

This Executive Compensation section includes several tables with details of the compensation actually paid and/or awarded to certain Named Executive Officers of the Company (the NEOs) for each of the last three fiscal years. Tables included in this section are:

- Summary Compensation
- Grants of Plan-Based Awards
- Outstanding Equity Awards at Fiscal Year-End
- Option Exercises and Stock Vested
- Pension Benefits

Summary Compensation Table:

The following table sets forth information concerning total compensation paid to and compensatory awards received by each of the NEOs in each of the relevant years:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (c)	Non-Equity Incentive Plan Compensation (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (e)	All Other Compensation (f)	Total
Thomas J. Murphy President and CEO	2016	$ 366,000 (b)	—	—	$ 57,707	$ 161,000	$ 71,616	$ 15,438	$ 671,761
	2015	$ 320,000	—	—	$ 57,827	$ 125,000	$ 59,397	$ 12,756	$ 574,980
	2014	$ 306,000	—	—	$ 60,432	$ 137,000	$ 42,133	$ 11,455	$ 557,020
Terry R. Goodemote Executive Vice President, Treasurer and CFO	2016	$ 240,000	—	—	$ 28,853	$ 60,000	$ 28,172	$ 14,238	$ 371,263
	2015	$ 235,000	—	—	$ 28,913	$ 60,000	$ 29,904	$ 11,556	$ 365,373
	2014	$ 235,000	—	—	$ 30,216	$ 69,000	$ 41,663	$ 10,255	$ 386,134
David S. DeMarco Senior Vice President	2016	$ 250,000	—	—	$ 28,853	$ 82,500	$ 40,476	$ 14,333	$ 416,162
	2015	$ 242,000	—	—	$ 28,913	$ 72,500	$ 31,778	$ 11,651	$ 386,842
	2014	$ 225,000	—	—	$ 30,216	$ 75,500	$ 36,415	$ 10,350	$ 377,481
David D. Kaiser Senior Vice President (a)	2016	$ 210,000	—	—	$ 28,853	$ 70,000	$ 31,714	$ 25,772	$ 366,339
	2015	$ 200,000	—	—	$ 14,457	$ 60,000	$ 28,993	$ 11,054	$ 314,504

(a) Mr. Kaiser became an Executive Officer of the Company on January 28, 2015.

(b) Mr. T. Murphy's annual salary was $332,000 from January to June; it increased to $400,000 in July, resulting in an average of approximately $366,000 for the year.

(c) This column sets forth the dollar value of option awards granted under the Company's compensatory stock plans for each of the listed years, calculated in accordance with FASB ASC TOPIC 718. The estimated value of each stock option granted under the 2013 LTIP, in each case using the Black-Scholes model to estimate fair value, was $6.04 per option share in 2014 (all grants were made January 29, 2014); $5.78 per option share in 2015 (all grants were made January 28, 2015); and $5.77 per option share in 2016 (all grants were made January 27, 2016). All such stock options vest ratably in equal installments over the first four anniversaries following the date of grant.

(d) This column sets forth the short-term incentive bonus payments made under the Company's STIP for each of the listed years, based on the financial performance of the Company, strategic Company results and individual performance factors during that year. STIP amounts payable for a given year are generally paid in January of the succeeding year.

(e) This column sets forth the actuarial increase during each of the listed years in the present value of the retirement benefits under qualified pension plans and nonqualified deferred compensation plans established by the Company that cover such NEO, determined using interest rate, mortality rate and other assumptions consistent with those used in the Company's financial statements. The increase in present value of retirement benefits reported for each of the NEOs for 2016 includes (i) under the Company's Employees' Pension Plan ("Pension Plan"), $45,378 for Mr. T. Murphy, $24,328 for Mr. Goodemote, $30,496 for Mr. DeMarco and $31,714 for Mr. Kaiser, and (ii) under the Company's SERP, $26,238 for Mr. T. Murphy, $3,844 for Mr. Goodemote and $9,980 for Mr. DeMarco.

(f) All Other Compensation includes the following components for 2016:

Name	Company Contribution to ESOP	Life Insurance Premiums Paid by Company for Benefit of NEO	Dollar Value of Discount in Share Price for Company Common Stock Purchased Under Employees' Stock Purchase Plan	Perquisites Received Greater than $10,000	Total Other Compensation
Thomas J. Murphy	$ 13,790	$ 385	$ 1,263	— (a)	$ 15,438
Terry R. Goodemote	$ 13,790	$ 385	$ 63	— (a)	$ 14,238
David S. DeMarco	$ 13,790	$ 385	$ 158	— (a)	$ 14,333
David D. Kaiser	$ 13,790	$ 385	$ 189	$ 11,408 (b)	$ 25,772

(a) Messrs. T. Murphy, Goodemote and DeMarco did not receive more than $10,000 in perquisites in 2016.
(b) Mr. Kaiser received both a country club membership and personal use of a Company vehicle.

Grants of Plan-Based Awards Table:

As noted in the Compensation Discussion and Analysis, the Company provides officers and key employees with both an annual short-term incentive plan (STIP) and a long-term incentive plan (LTIP) to attract and retain such officers and employees and to motivate them to improve the Company's short- and long-term performance, respectively.

The STIP bonus payable to covered individuals, including NEOs, is based on a comprehensive quantitative and qualitative assessment of both Company and individual performance. The target incentive awards, if awards are made for the year, are defined as a percentage of the covered person's base salary. For 2016, the STIP bonus target incentive awards for the NEOs were 40% of base salary for Mr. T. Murphy and 30% of base salary for Messrs. Goodemote, DeMarco and Kaiser. The amounts listed in the table below represent each NEO's 2016 target incentive award, as well as his threshold incentive award (50% of target) and maximum incentive award (150% of target). The Compensation Committee, in its sole discretion, will determine on a case-by-case basis whether an NEO will receive a STIP bonus payment for the year and, if so, the amount of this bonus, which typically falls within the limits set forth above. Because a STIP bonus payment is discretionary, no NEO has a contractual right to a bonus under the STIP for any given year, even if the pre-established quantitative performance standards for the Company or the Company function for which the NEO is responsible have been met for such year, or the NEO's individual performance standards have been met. There have been years in which the Company and the NEOs have satisfied their quantitative or individual performance targets but no STIP bonuses have been declared or paid, as determined by the Compensation Committee.

Historically, the Company has limited its grants of stock-based awards under its long-term incentive plans to stock options. The Company's 2013 LTIP (and predecessor plans) authorize the granting of stock options and other stock-based awards as a long-term incentive component within our overall compensation program.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards
		Threshold (a)	Target	Maximum	Threshold	Target	Maximum				
Thomas J. Murphy	—	$ 66,400	$132,800	$199,200	—	—	—	—	—	—	—
	1/27/16								10,000	$ 25.85	$ 57,707
Terry R. Goodemote	—	$ 36,000	$ 72,000	$108,000	—	—	—	—	—	—	—
	1/27/16								5,000	$ 25.85	$ 28,853
David S. DeMarco	—	$ 37,500	$ 75,000	$112,500	—	—	—	—	—	—	—
	1/27/16								5,000	$ 25.85	$ 28,853
David D. Kaiser	—	$ 31,500	$ 63,000	$ 94,500	—	—	—	—	—	—	—
	1/27/16								5,000	$ 25.85	$ 28,853

(a) The threshold incentive award to any covered person under the STIP, including an NEO, is not the minimum bonus payment such person may receive under the STIP. The Compensation Committee may choose to pay a bonus under the STIP to any covered person,

including an NEO, that is less than their threshold incentive award, or not to pay such person any bonus under the STIP, even if applicable performance thresholds or targets have been met by the Company and/or such person for the year in question.

Outstanding Equity Awards at Fiscal Year-End Table:

The following table shows all outstanding stock-based awards held by each NEO as of December 31, 2016. All such awards consist of stock options to acquire the Company's common stock granted under the Company's 2013 LTIP (or predecessor plans). The number of shares and exercise prices on this table have been adjusted for the 3% stock dividend distributed on September 21, 2016.

Name	Securities Underlying Unexercised Options (Exercisable)	Securities Underlying Unexercised Options (Unexercisable) (a)	Equity Incentive Plan Awards: Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Shares or Units of Stock Not Vested	Market Value of Shares or Units of Stock Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested
Thomas J. Murphy	—	5,358	—	$ 23.33	1/29/2024	—	—	—	—
	—	7,879	—	$ 24.61	1/28/2025	—	—	—	—
	—	10,300	—	$ 25.10	1/27/2026	—	—	—	—
Terry R. Goodemote	4,140	—	—	$ 20.78	1/27/2020	—	—	—	—
	4,020	—	—	$ 22.18	1/26/2021	—	—	—	—
	5,574	—	—	$ 22.80	1/25/2022	—	—	—	—
	2,679	2,679	—	$ 23.33	1/29/2024	—	—	—	—
	1,313	3,940	—	$ 24.61	1/28/2025	—	—	—	—
	—	5,150	—	$ 25.10	1/27/2026	—	—	—	—
David S. DeMarco	4,020	—	—	$ 22.18	1/26/2021	—	—	—	—
	3,902	—	—	$ 22.80	1/25/2022	—	—	—	—
	2,679	2,679	—	$ 23.33	1/29/2024	—	—	—	—
	1,313	3,940	—	$ 24.61	1/28/2025	—	—	—	—
	—	5,150	—	$ 25.10	1/27/2026	—	—	—	—
David D. Kaiser	3,047	—	—	$ 17.82	11/28/2017	—	—	—	—
	3,047	—	—	$ 18.54	1/21/2019	—	—	—	—
	2,956	—	—	$ 20.78	1/27/2020	—	—	—	—
	2,873	—	—	$ 22.18	1/26/2021	—	—	—	—
	2,787	—	—	$ 22.80	1/25/2022	—	—	—	—
	1,339	1,340	—	$ 23.33	1/29/2024	—	—	—	—
	656	1,971	—	$ 24.61	1/28/2025	—	—	—	—
	—	5,150	—	$ 25.10	1/27/2026	—	—	—	—

(a) All stock options vest ratably in equal installments over the first four anniversaries following the date of the grant.

Option Exercises and Stock Vested Table:

The following table sets forth information regarding the stock options that were exercised by each NEO during 2016:

Name	Option Awards	
	Number Shares Acquired on Exercise (a)	Value Realized on Exercise (b)
Thomas J. Murphy	22,008	$ 52,067
Terry R. Goodemote	7,353	$ 74,799
David S. DeMarco	4,140	$ 43,346
David D. Kaiser	3,137	$ 28,735

(a) Represents the total number of shares subject to stock options that the NEO exercised during the year.
(b) Represents the "spread" of options on the date of exercise, i.e., the difference between the dollar value of the shares of common stock for which options were exercised, based on the market price of our common stock on the date of exercise, and the exercise price (purchase price) of such shares under the options.

Pension Benefits Table:

The Company maintains a qualified retirement plan for eligible employees who have attained the age of 18, completed one year of service and work a minimum of 1,000 hours per calendar year. Eligible compensation under the retirement plan includes salary, overtime, sick pay, bonuses and other cash and non-cash benefits.

Participants in the retirement plan with 25 years of service may retire at any age, participants with 10 years of service may retire at or after age 55, and participants with five years of service may retire at or after age 65. For early retirement prior to age 65, annuity payments, if elected, would be reduced by 0.25% for each month the participant elects to retire before age 65. Participants who are eligible to retire may not commence receipt of their benefit prior to age 55.

The Company maintains an unfunded, non-qualified SERP, in part for the benefit of NEOs, as determined by the Compensation Committee on a case-by-case basis. The SERP contains both a qualified retirement plan "makeup" benefit feature and a special additional SERP benefit feature. For those NEOs who are selected to participate in the "makeup" benefit feature, the award basically provides enhanced installment payments post-retirement that are designed to give the NEO the overall level of retirement payments he would have received under the qualified retirement plan alone if there were no limitations on maximum retirement payments to high-paid personnel in the Internal Revenue Code. Under the additional SERP benefit feature, the Compensation Committee is authorized to grant to selected Executive Officers additional payments upon their retirement, beyond their SERP "make-up" benefit payments. Such additional payments are also typically structured as post-retirement installment payments, the amounts of which are determined on a case-by-case basis by the Compensation Committee at or before the time of retirement. Messrs. T. Murphy, Goodemote, DeMarco, and Kaiser have been selected at this time by the Compensation Committee to participate in the "make-up" benefit feature of the SERP. None of the NEOs participate in the special additional benefit feature of the SERP.

The following table sets forth the present value of accumulated benefits under both the qualified and non-qualified retirement plans of the Company payable to each NEO as of December 31, 2016, and the number of years of service credited to them under the plans. The present value was determined using interest rate and mortality rate assumptions consistent with those described in Note 13 in Item 8 of the Company's consolidated financial statements as of and for the fiscal year ended December 31, 2016, as included in the Company's Annual Report on Form 10-K.

Name	Plan Name	Years of Credited Service	Value of Accumulated Benefit as of 12/31/16	Payments During Last Fiscal Year
Thomas J. Murphy	Retirement Plan	12.00	$ 183,765	—
	SERP	4.00	$ 76,749	—
Terry R. Goodemote	Retirement Plan	24.08	$ 273,609	—
	SERP	4.00	$ 17,391	—
David S. DeMarco	Retirement Plan	29.08	$ 393,925	—
	SERP	4.00	$ 15,742	—
David D. Kaiser	Retirement Plan	16.00	$ 255,309	—
	SERP	N/A	N/A	N/A

Nonqualified Deferred Compensation:

The Company has an Executive Officer Deferred Compensation Plan ("Officers' Deferral Plan") under which an Executive Officer may elect on a year-to-year basis to defer until retirement all or a portion of his salary or bonus payments otherwise payable to him during and for such year. Amounts deferred earn interest at a rate equal to the highest rate currently paid on individual retirement accounts by GFNB. None of the NEOs elected to defer under the plan salary or bonus amounts payable to them in or for 2016 or in or for the prior two years.

Agreements with Named Executive Officers

Employment Agreements:

The Company has employment agreements with Messrs. T. Murphy, Goodemote, DeMarco and Kaiser. Mr. T. Murphy serves as President and CEO; Mr. Goodemote serves as Executive Vice President, Treasurer and CFO; Mr. DeMarco serves as a Senior Vice President of the Company and President and CEO of SNB; and Mr. Kaiser serves as Senior Vice President. Effective February 1, 2017, Messrs. Murphy, DeMarco and Kaiser entered into new employment agreements with the Company, replacing their prior employment agreements. Mr. T. Murphy's agreement is for a three-year term and the agreements of Messrs. DeMarco and Kaiser are each for a two-year term. At the beginning of each calendar year, the Board is required under these agreements to consider and vote upon a proposal to replace each of the agreements with new, comparable agreements having similar terms, conditions and benefits.

The three-year agreement with Mr. Goodemote dated February 1, 2016, will continue in effect until it is terminated. Mr. Goodemote informed the Company of his intention to retire from all positions he holds as an Officer of the Company and its subsidiaries once his successor is chosen.

Under each agreement, the NEO is guaranteed his current base annual salary and certain other benefits for the duration of the agreement. Also under each agreement, the NEO is entitled to participate in certain other benefit plans, including medical, dental and life insurance plans; is eligible for (although not entitled to receive) cash awards under the short-term annual incentive bonus plan and equity-based awards under the long-term incentive plan; and is also eligible to participate in various retirement and supplemental retirement plans. In the event the NEO is terminated other than for "cause" or terminates his own employment for "good reason." the NEO will receive a lump-sum payment equal to the greater of (i) the dollar amount of base salary that would have been payable to him during the remaining term of the agreement or (ii) one year's base salary.

Additionally, under the agreements, if during the term of the agreement there is a change of control of the Company and, within 12 months after such change of control, either (i) the Company terminates the employment of the NEO other than for cause or (ii) such NEO terminates his own employment with the Company for good reason, the NEO will be entitled to receive an aggregate dollar amount, payable in installments over a two-year period following the date of his termination (or in a lump sum, in the event of unforeseeable emergency), equal to a multiple of 2.99 or two times his average annual taxable compensation for the five years preceding the change of control, subject to downward adjustment to reflect the value of any other "change of control" payments or benefits he might receive following such

change of control. In the cases of Messrs. T. Murphy and Goodemote, the multiple is 2.99 times such five-year average annual taxable compensation, and in the case of Messrs. DeMarco and Kaiser, two times such five-year average, subject, in each case, to downward adjustment to reflect the value of any other "change-of-control" payment or benefits the NEO might receive under other compensatory arrangements then in effect. In such circumstances, the NEO shall be entitled to receive medical, dental and life insurance coverage that is generally equivalent to the coverage then held by him on the date of his termination, subject to employee cost-sharing, for a period of two years following such date. Under each agreement, the NEO will not receive any payment following a change of control to the extent such payment constitutes an "excess parachute payment" under the Internal Revenue Code.

Each of the employment agreements for Messrs. T. Murphy, Goodemote, DeMarco and Kaiser contain non-compete and non-solicitation provisions. For a period of two years following the termination of the NEO's employment, for any reason, he is generally precluded from being employed by, an owner of, or adviser to any bank or insured financial institution located in any New York county in which the Company or its subsidiaries provide financial services, maintain a branch or office or have acted to establish a branch or office. Under the non-solicitation provision, for a period of two years following the NEO's termination of employment for any reason, he is generally precluded from soliciting customers or clients of the Company or its subsidiaries on behalf of any other financial institution that provides financial services. The NEO is also precluded from employing or soliciting employees of the Company or its subsidiaries on behalf of another corporation or entity. The agreements also contain confidentiality and non-disparagement covenants in favor of the Company.

Potential Payments Upon Termination or Change of Control:

♦ **Termination for Cause**
   In the event of a termination of any NEO for cause, the NEO in question would not receive any cash severance payment or enhanced retirement benefits beyond the benefits described in the "*Pension Benefits Table*" within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable Company plans and policies.

♦ **Termination by the Company Other Than for Cause**
   If there is a termination of any of the NEOs by the Company other than for cause, the NEO is entitled under his current employment agreement with the Company to receive a lump-sum payment in an amount equal to the greater of (i) his base salary payable during the remaining term of the agreement or (ii) one year's base salary. The table later in this section shows the estimated payouts for Messrs. T. Murphy, Goodemote, DeMarco and Kaiser, had they been terminated by the Company other than for cause as of December 31, 2016. The Company does not have a formal written severance plan or policy that generally covers employees or executives who are terminated by the Company other than for cause; therefore, none of the NEOs would be entitled to any additional severance payments under any such policy or plan if terminated by the Company other than for cause. However, the Company does have a SERP, in which Executive Officers such as NEOs are eligible to participate, if so determined by the Compensation Committee. To date, Messrs. T. Murphy, Goodemote, DeMarco and Kaiser have been selected by the Compensation Committee to participate in the "make-up" benefits feature of the SERP, and none of the current NEOs have been selected to participate in the additional special benefits feature. For further information concerning the SERP, see the discussion accompanying the "*Pension Benefits Table*" in the Executive Compensation section. In the past, the Company has, from time to time at the discretion of the Board or its Compensation Committee, awarded severance payments to NEOs in differing amounts, determined on a case-by-case basis, even in cases where such payments were not required under the SERP or under the terms of any employment agreement between the Company and such officer. Except as discussed above, any termination by the Company of an NEO other than for cause would not generally result in enhanced retirement benefits beyond the benefits described in the "*Pension Benefits Table*" in the Executive Compensation section. (The foregoing discussion assumes that the hypothetical termination of an NEO by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the NEO, as discussed later in this section.)

♦ **Termination for Good Reason**
   Each of the current NEO employment agreements provides for payments to the NEO if he were to voluntarily terminate his employment for "good reason." Good reason is defined as a (i) failure by the Company to offer the NEO an annual replacement agreement on terms, conditions and benefits comparable to his existing employment agreement; (ii) material diminution in his title, authority, duties or responsibilities; (iii) required relocation of the NEO more than 100 miles from his existing base location of employment; or (iv) material breach by the Company of the

NEO's employment agreement. Under each NEO's agreement, the amount due to the NEO if he were to terminate his employment for good reason during the term of the agreement, is a lump-sum payment equal to the greater of the amount of (i) his base salary payable during the remaining term of the agreement or (ii) one year's base salary. For a discussion of the impact of a voluntary termination by an NEO of his own employment on any retirement benefits due him under the Company's qualified retirement plan or under the Company's nonqualified SERP or any payments under any other severance plan or policy, see the discussion in the preceding section, "*Termination by the Company Other Than for Cause*." (The foregoing discussion assumes that the hypothetical termination of the NEO by the Company other than for cause is not preceded by a change of control. Any such termination following a change of control may result in a greater payment to the NEO, as discussed later in this section.)

♦ **Termination in Connection with a Change of Control**
Under the employment agreements with each of the NEOs, certain payments are to be made by the Company to each NEO if, following a change of control of the Company, his employment is terminated without cause or he voluntarily terminates his employment for good reason. For the NEOs, the amounts that would have been payable to each had his employment been terminated as of December 31, 2016, by the Company or by such officer himself for good reason following a change of control are identified in tables later in this section. In addition, all of the outstanding stock options granted to these NEOs, to the extent not fully vested, would under the terms of such options vest immediately upon a change of control, regardless of whether the employment of such person is terminated or terminates on or after such change of control. Other than the foregoing, termination of any of the NEOs following a change of control would generally not result in enhanced retirement benefits beyond the benefits described in the "*Pension Benefits Table*" in the Executive Compensation section. Eligibility for other payments would be determined in a manner consistent with all Company employees under applicable plans and policies.

A "change of control" of the Company is defined in the employment agreements with NEOs as follows: (i) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; (ii) the acquisition by one person, or more than one person acting as a group, of ownership of stock of the Company that, together with stock of the Company acquired during the 12-month period ending on the date of the most recent acquisition by such person or group, constitutes 30% or more of the total voting power of the stock of the Company; (iii) a majority of the members of the Board are replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or (iv) one person, or more than one person acting as a group, acquires, or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group, assets from the Company that have a total gross fair market value, determined without regard to any liabilities associated with such assets, equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s).

♦ **Voluntary Termination or Early Retirement**
The early retirement or voluntary termination of employment by any NEO (other than a voluntary termination of employment by the NEO for "good reason," which is discussed separately above) would generally not result in any enhanced retirement benefits beyond the benefits described in "*Pension Benefits Table*" in the Executive Compensation section. To the extent that any NEO may hold unvested stock options as of the date of his self-termination or early retirement, the Board might choose to accelerate the vesting of such options as of the date of such termination or early retirement. Eligibility for regular Company severance or retirement payments by an NEO is determined in a manner consistent with all Company employees under applicable plans and policies. Participation in either the "makeup" benefit feature or the special additional benefit feature of the SERP, including in the event of early retirement, is limited to select Executive Officers, as determined from time to time by the Compensation Committee acting in its sole discretion. Messrs. T. Murphy, Goodemote and DeMarco are currently eligible for SERP payments upon their termination of employment or early retirement.

♦ **Death or Disability**
In the event of death or disability, the NEO would generally not receive any cash severance payment or enhanced retirement benefits beyond those described in "*Pension Benefits Table*" within the Executive Compensation section. Eligibility for regular Company severance or retirement payments is determined in a manner consistent with all employees of the Company under applicable plans and policies. However, under our standard stock option award agreements applicable to all option recipients, including NEOs, upon the death or permanent disability of a recipient who holds unvested stock option awards, any such awards will be subject to accelerated vesting as of such date.

Potential Payments Table:

The table below shows the estimated potential payments and benefits to each of the NEOs upon various "termination of employment" scenarios, assuming the NEO's employment terminated as of December 31, 2016; the value of the Company's common stock was $40.50, the closing price of our common stock on that day; and in the case of a post change-in-control termination, the triggering change-in-control event occurred in 2016.

Name and Principal Position	Type of Payment	Involuntary Termination Without Cause or Voluntary Termination with Good Reason	Change of Control (e)	Retirement	Death or Disability
Thomas J. Murphy President and CEO	Cash Compensation (a)	$ 833,333	$ 844,883	—	—
	Stock Options (b)	—	$ 375,814	—	$ 375,814
	SERP – Pension & ESOP (c)	$ 122,429	$ 122,429	$ 122,429	$ 122,429
	Health and Welfare Benefits (d)	—	$ 24,089	—	—
	Total	**$ 955,762**	**$ 1,367,215**	**$ 122,429**	**$ 498,243**
Terry R. Goodemote Executive Vice President, Treasurer and CFO	Cash Compensation (a)	$ 500,000	$ 363,374	—	—
	Stock Options (b)	—	$ 508,724	—	$ 508,724
	SERP – Pension & ESOP (c)	$ 26,455	$ 26,455	$ 26,455	$ 26,455
	Health and Welfare Benefits (d)	—	$ 32,233	—	—
	Total	**$ 526,455**	**$ 930,786**	**$ 26,455**	**$ 535,179**
David S. DeMarco Senior Vice President	Cash Compensation (a)	$ 270,833	$ 199,991	—	—
	Stock Options (b)	—	$ 397,489	—	$ 397,489
	SERP – Pension & ESOP (c)	$ 25,123	$ 25,123	$ 25,123	$ 25,123
	Health and Welfare Benefits (d)	—	$ 32,233		—
	Total	**$ 295,956**	**$ 654,836**	**$ 25,123**	**$ 422,612**
David D. Kaiser Senior Vice President	Cash Compensation (a)	$ 227,500	$ 67,477	—	—
	Stock Options (b)	—	$ 394,219	—	$ 394,219
	SERP – Pension & ESOP (c)	—	—	—	—
	Health and Welfare Benefits (d)	—	$ 32,233	—	—
	Total	**$ 227,500**	**$ 493,929**	**—**	**$ 394,219**

(a) Messrs. T. Murphy, Goodemote, DeMarco and Kaiser will each receive a lump-sum payment equal to the greater of the amount of (i) their base salary payable during the remaining term of the agreement in effect on December 31, 2016 or (ii) one year's base salary.

(b) Reflects accelerated vesting of stock options.

(c) Represents $76,749 for benefits under the SERP pension plan and $45,680 for SERP ESOP account value for Mr. T. Murphy; $17,391 for benefits under the SERP pension plan and $9,064 for SERP ESOP account value for Mr. Goodemote; and $15,742 for benefits under the SERP pension plan and $9,381 for SERP ESOP account value for Mr. DeMarco. SERP pension plan benefits are payable in the form of an annuity and SERP ESOP account values are payable in a lump sum.

(d) Represents the projected cost for 24 months of medical and dental insurance coverage under the Company's fully insured medical and self-insured dental plans, assuming continued cost-sharing by the NEO, plus continued premium payments for 24 months of term life insurance and split-dollar insurance policies.

(e) Assuming termination of an NEO's employment by the Company without cause or by the NEO for good reason within 12 months following a change of control, Messrs. T. Murphy, Goodemote, DeMarco and Kaiser will each receive an amount payable in installments or, in the event of unforeseeable emergency, in a lump-sum equal to, for Messrs. T. Murphy and Goodemote, 2.99 times their average annual taxable compensation for the five years preceding the event, and in the case of Messrs. DeMarco and Kaiser, two times such five-year average, adjusted downward to reflect any other change-of-control payment or benefits they might receive under other compensatory arrangements then in effect, such as the value they might receive from accelerated vesting of stock options. For Mr. T. Murphy, the lump-sum amount $1,220,697 is adjusted downward by $375,814 as a result of accelerated vesting of stock options. For Mr. Goodemote, the lump-sum amount $872,098 is adjusted downward by $508,724 as a result of accelerated vesting of stock options. For Mr. DeMarco, the lump-sum amount $597,480 is adjusted downward by $397,489 as a result of accelerated vesting of stock options. For Mr. Kaiser, the lump-sum amount $461,696 is adjusted downward by $394,219 as a result of accelerated vesting of stock options. Their agreements further provide that under no circumstances will Messrs. T. Murphy, Goodemote, DeMarco and Kaiser receive payments under the employment agreement if such payments constitute an "excess parachute payment" under the tax laws.

Section 16(a) Beneficial Ownership Reporting

The Company's Executive Officers and Directors, as well as any 10% shareholders of the Company, are required by Section 16(a) of the Securities Exchange Act of 1934 to file reports with the SEC regarding their ownership of our stock, including changes in their stock ownership. The Company has received and reviewed copies of these reports filed by the Company's Directors and Executive Officers during 2016, along with written statements received from the Directors and Executive Officers stating they were not required to file any additional reports. Based solely on our review of these 2016 reports and statements, all of the Section 16(a) reports required to be filed by our Directors and Executive Officers during 2016 were timely filed.

Additional Voting Information

Frequently Asked Questions:

♦ **Who is entitled to vote?**
The Company has one class of stock outstanding, common stock, $1 par value per share. At the close of business on our record date of March 6, 2017, there were 13,511,594 shares outstanding. The holders of these shares are our shareholders of record and will be entitled to vote at the Annual Meeting or any adjournment or postponement thereof. Each of these shareholders will receive notice of the Annual Meeting and instructions on how to vote their shares. Each share outstanding on the record date is entitled to one vote. Shares held in treasury by the Company are not eligible to vote and do not count toward a quorum.

♦ **What are "broker non-votes" and how are they voted at the Annual Meeting?**
Shares of our common stock can be held in (i) certificate form; (ii) by "book entry" at our transfer agent, American Stock Transfer & Trust Company, LLC; or (iii) in "street name" at a broker. When shares owned by you are held in street name, the broker will solicit your vote and provide us with the results of the vote for all of the Company shares it holds in your account. On "routine" matters, if you as the owner of the shares do not provide the broker with voting instructions, the broker has the right to vote these shares in its own discretion. However, a broker is not allowed to exercise its discretion on voting shares held in street name on any "non-routine" matter. On such matters, these shares may only be voted by the broker in accordance with express voting instructions received by it from you, the owner of the shares. The votes attached to such shares, that is, shares that may not be voted by a broker except in accordance with the owner's voting instructions, are referred to as "broker non-votes."

This year, the only matter that will be considered a routine matter is Item 2, the ratification of the Company's independent registered public accounting firm. Item 1, the election of Directors; Item 3, Say on Pay; and Item 4, Say on Pay Frequency are non-routine matters; therefore, shares held by a broker in street name cannot be voted on by the broker at his or her discretion for that item. If your shares are held at a broker, the Company urges you to provide voting instructions to your broker so that your vote may be counted.

♦ **How are Dividend Reinvestment Plan and other plan shares voted?**
Shares owned by you in the Arrow Financial Corporation Automatic Dividend Reinvestment Plan ("DRIP") on our record date will be combined with all other shares owned by you directly on that date and presented to you with voting instructions. Shares owned by Company employees, Directors and other participants in the Company's 2011 Employee Stock Purchase Plan as of the March 6, 2017, record date will be presented to the participants for voting on a separate voting form and will be voted in accordance with their instructions.

Shares owned by Company employees in the ESOP on the record date on a fully vested basis will be voted by the ESOP Trustee on behalf of such employees in accordance with any voting instructions received from the employees. Participants will receive a separate voting form from the ESOP's plan administrator for this purpose. If a participant does not provide the Trustee with voting instructions for his or her ESOP shares, the Trustee will vote the participant's shares in accordance with the "mirror voting" provisions of the ESOP. Under the "mirror voting" provisions, all such shares will be voted in a pro rata manner calculated to reflect most accurately the instructions received from those account holders who did provide voting instructions to the Trustee.

♦ **What constitutes a quorum at the meeting?**

There will be a quorum at the Annual Meeting if one-third of the total number of outstanding shares of our common stock are present, either in person or represented by proxy. Consistent with applicable state law and our Certificate of Incorporation and By-Laws, the Company will treat all shares present in person or represented by proxy at the Annual Meeting, including so-called "broker non-votes," as shares present or represented by proxy for purposes of determining the meeting quorum. Shares held in treasury by the Company are not deemed outstanding and thus are ignored for purposes of calculating the quorum.

♦ **How many votes are required for approval of Item 1?**

The first item on the agenda is the election of five Class A Directors and one Class B Director. The affirmative vote of the holders of a plurality of the shares of common stock present in person or represented by proxy at the Annual Meeting and eligible to vote on such matter is required for the election of each Director. A "plurality" means receiving a higher number of votes for such position than any other candidate, up to the maximum number of Directors to be chosen at the Annual Meeting. Because there are only as many nominees (six) as there are Directors to be elected (six) at this year's meeting, a Director nominee is assured of being elected if he or she receives any "For" votes, regardless of how many negative votes ("Withhold Authority") are cast for that Director. Broker non-votes are ineligible to vote on Item 1.

The Company's Majority Voting Policy states that if an election of Directors is uncontested, as is the case this year, and a nominee's negative votes ("Withhold Authority") exceed 50% of the total number of shares outstanding and entitled to vote at the Annual Meeting with respect to the election of Directors, that Director must tender his or her resignation to the Company following the meeting. The Governance Committee of the Board is then required to evaluate the tendered resignation and make a recommendation to the full Board on appropriate action, which may or may not include the acceptance of such resignation. In determining the appropriate action to be taken by the Company, the Board will take into account the best interests of the Company and its shareholders.

♦ **What is the impact of a vote to "Withhold Authority" on Item 1?**

In one respect, a proxy or ballot marked "Withhold Authority" will be the equivalent of an abstention from voting on Item 1. As discussed in the preceding section, because there are only as many nominees as there are Directors to be elected, if each of the nominees receives any votes in favor of their election, each will be elected and a ballot marked "Withhold Authority," like an abstention from voting, will not affect the outcome of this election. However, a ballot marked "Withhold Authority" (a negative vote), unlike an abstention from voting, may nevertheless have a negative impact under our Majority Voting Policy because a "Withhold Authority" vote, unlike a shareholder's abstention from voting, will be treated as a negative vote under the Company's Majority Voting Policy and thus will make it somewhat more likely that the nominee will be required to submit his or her resignation under that policy, even though such person may in fact have been elected. (See the description of the Majority Voting Policy in the preceding paragraph.)

♦ **How many votes are required for approval of Item 2?**

The second item on the agenda is ratification of our independent registered public accounting firm, KPMG LLP. The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal is required for ratification. Broker non-votes will be eligible to vote on Item 2.

A proxy or ballot marked "Abstain" on Item 2 will not have the same effect as a vote "Against" such item. A proxy or ballot marked "Against" on Item 2 is an actual vote (and counts in the total number of votes on the item) whereas a vote to "Abstain" on Item 2 is not an actual vote (and does not get counted in the total votes on the item). Therefore, a vote "Against" Item 2 makes it more difficult to achieve shareholder approval or ratification than a vote to "Abstain."

♦ **How many votes are required for approval of Item 3?**

The third item on the agenda is the advisory approval of our executive compensation, Say on Pay. The affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and voting on this proposal is required to approve, by advisory vote, the compensation paid to our NEOs. Abstentions and broker "non-votes" will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote. A proxy or ballot marked "Abstain" on Item 3 will not have the same effect as a vote "Against" such item. A proxy or ballot marked "Against" on Item 3 is an actual vote (and counts in the total number of votes on the item) whereas a vote to "Abstain" on Item 3 is not an actual vote (and does not get counted in the total votes on the item). Therefore, a vote "Against" Item 3 makes it more difficult to achieve shareholder advisory approval of Say on Pay than a vote to "Abstain."

♦ **How many votes are required for approval of Item 4?**
   The fourth item on the agenda is the advisory approval on how frequently shareholders may vote on our executive compensation, Say on Pay Frequency. The option of annually, every two years or every three years that receives the highest number of votes cast by shareholders present in person or by proxy and entitled to vote will constitute shareholder non-binding approval with respect to the frequency of the submission to our shareholders of the Say on Pay vote. Abstentions and broker "non-votes" will not be counted in determining the number of votes cast and, therefore, will have no effect on the outcome of this vote.

♦ **How do I vote?**
   Shareholders of record as of the close of business on March 6, 2017, will be entitled to vote at the Annual Meeting, or any adjournment or postponement thereof. You can ensure that your shares are voted properly by submitting your proxy by telephone, online or by completing, signing and dating the proxy card that will be provided to you upon request. Shareholders of record should receive a notice with voting instructions and the ability to request Proxy Materials, except those shareholders who have previously requested printed or electronic copies of our Proxy Materials will receive a printed or electronic copy of the proxy card, as applicable. If your shares are held by a broker or bank, you must follow the voting instructions on the form you receive from your broker or bank.

♦ **May I revoke my proxy?**
   A proxy may be revoked at any time prior to the Annual Meeting by submitting a later vote of your shares either by Internet or by telephone prior to the Annual Meeting or by attending and voting your shares in person at the Annual Meeting. You may also revoke your proxy by delivering a written notice of revocation of proxy prior to the Annual Meeting to: Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

♦ **How are proxies being solicited?**
   Proxies are being solicited electronically, by telephone and by mail. Proxies may also be solicited without additional compensation by our Directors, Officers and other employees personally, by telephone or other means. The Company will bear all costs of proxy solicitation. If the Company utilizes the services of other financial institutions, brokerage houses, custodians, nominees or fiduciaries to solicit proxies, the Company will reimburse them for their out-of-pocket expenses.

Householding of Notices to Shareholders:

In some instances, only one copy of the Notice Regarding the Availability of Proxy Materials concerning this Proxy Statement is being delivered for shareholder accounts that contain the same primary Social Security number, unless the Company has received instructions from one or more of the shareholders to continue to deliver multiple copies. The Company will deliver a copy of the Notice Regarding the Availability of Proxy Materials to any shareholder upon request by email to corporatesecretary@arrowbank.com or in writing to: Householding of Notice, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

Additional Matters for Consideration at the Annual Meeting:

Please note the deadline for submission of proposals by shareholders for consideration at the Annual Meeting has passed. This applies to proposals that shareholders might wish to include in the Company's Proxy Statement for the Annual Meeting (this Proxy Statement), proposals that shareholders might wish to include in their own Proxy Materials, which they would prepare, file with the SEC and disseminate to shareholders, or proposals that shareholders might wish to submit directly to a shareholder vote, in person, at the Annual Meeting. Therefore, no additional matters may be proposed by any shareholder for submission, or submitted, to a vote of the shareholders generally at the Annual Meeting, other than procedural issues such as adjournment, postponement or continuation. On such procedural issues, all shares represented at the Annual Meeting by proxy may be voted at the discretion of the attorneys-in-fact named in the proxies, to the extent permitted by law.

Proxy Cards Returned Without Specific Voting Instructions:

If you return a proxy card without specific voting instructions for any or all items, your shares will be voted "For" each of the Board's five Class A nominees and one Class B nominee on Item 1; "For" ratification of the appointment of KPMG LLP on Item 2, "For" Say on Pay on Item 3, as an "Abstention" on Say on Pay Frequency on Item 4, and "For" on any other procedural matter properly submitted for shareholder consideration, in such manner as the shareholders' attorneys-in-fact may determine, in their discretion, to be appropriate and in the best interests of shareholders generally.

Additional Shareholder Information

Shareholder Submissions of Director Nominees for the 2017 Annual Meeting:

Any shareholder submission of a candidate for the Board to consider as one of its nominees for Director at the 2018 Annual Meeting of Shareholders must be in writing and contain certain information about the candidate and comply with certain procedures, which are described in detail in the Company's By-Laws. All candidates who are properly submitted by shareholders will first be considered by the Governance Committee of the Board at the time of its normal Director nomination review, and if the Governance Committee recommends such candidate, he or she will subsequently be considered by the full Board. Such submissions must be in writing and addressed to: Board of Director Candidates, c/o Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801.

A shareholder may act directly to nominate his or her own Director candidates at our 2018 Annual Meeting of Shareholders by following the procedures set forth in the subsection below titled "Shareholder Proposals for Presentation at the 2018 Annual Meeting." Such direct nominations by shareholders not involving the Board's nomination are subject to the deadlines and procedures described and set forth in our By-Laws and applicable rules of the SEC, including minimum advance notice to the Board.

Annual Meeting Shareholder Proposal Process:

♦ **Shareholder Proposals for Inclusion in the 2018 Proxy Statement**
To be considered for inclusion in our 2018 Proxy Statement, shareholder proposals must be submitted in accordance with SEC's Rule 14a-8 and must be received by our Corporate Secretary, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801, no later than November 24, 2017. Additionally, our Company By-Laws require the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or person to be nominated, as well as the number of shares of our common stock that are owned by the proposing shareholder.

♦ **Shareholder Proposals for Presentation at the 2018 Annual Meeting**
If a shareholder wishes to have a proposal presented at our 2018 Annual Meeting but not included in the Company's 2018 Proxy Statement, including a nomination for the Board of Directors, the shareholder must satisfy the requirements established under our Company By-Laws. The shareholder must give notice to the Corporate Secretary of the Company of any such proposal for next year's Annual Meeting not later than January 3, 2018, and the notice provided by the shareholder must contain information required by our By-Laws including the name and address of record of the proposing shareholder, appropriate information regarding the matter sought to be presented or the proposed nominee, as well as the number of shares of our common stock that are owned by the proposing shareholder.

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Your Vote is Very Important
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**ARROW** Financial Corporation

ARROW FINANCIAL CORPORATION
ATTN: SUZANNA M. BERND
250 GLEN STREET
GLENS FALLS, NY 12801

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E18837-P87033

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARROW FINANCIAL CORPORATION

The Board of Directors recommends you vote FOR the following:

		For All	Withhold All	For All Except
1.	To elect each of the following five (5) persons as a Class A director for a term of three (3) years, each to serve until his or her successor has been duly elected and qualified:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

_____

Nominees:

01) Mark L. Behan   04) William L. Owens
02) Elizabeth A. Miller   05) Richard J. Reisman
03) Thomas J. Murphy

To elect the following director as a Class B director for a term of one (1) year and to serve until his successor has been duly elected and qualified:

06) Raymond F. O'Conor

The Board of Directors recommends you vote FOR the following proposals:

		For	Against	Abstain
2.	To ratify the appointment of the independent registered public accounting firm KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2017.	☐	☐	☐
3.	To approve, on an advisory basis, the Company's executive compensation ("Say on Pay").	☐	☐	☐

The Board of Directors makes no recommendation with respect to Say on Pay Frequency.

		1 Year	2 Years	3 Years	Abstain
4.	To select, on an advisory basis, the frequency of the Company's executive compensation votes ("Say on Pay Frequency").	☐	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting.   ☐ Yes   ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date	Signature (Joint Owners) Date

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E18838-P87033

ARROW FINANCIAL CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

MAY 3, 2017, 9:00 AM EDT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned shareholder(s) of Arrow Financial Corporation, a New York corporation (the "Company"), hereby appoint(s) David Kaiser and Peter Lareau, and each of them acting individually, with full power to act alone, the attorneys-in-fact of the undersigned, with full power of substitution, to vote all the shares of Common Stock of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the Charles R. Wood Theater, 207 Glen Street, Glens Falls, New York 12801, at 9:00 a.m. EDT on Wednesday, May 3, 2017, and at any adjournment or postponement thereof, with all powers the undersigned would possess if personally present.

The undersigned directs that this proxy be voted as specified on the reverse side. **If no direction is made for a proposal, the proxy will be voted: (a) "FOR" all the Company's director nominees in Proposal 1, (b) "FOR" Proposals 2 and 3 and (c) as an "ABSTENTION" for Proposal 4.** This proxy may also be voted, in the discretion of the attorneys-in-fact, on any matter that may properly come before the meeting or any adjournments or postponements thereto. The undersigned hereby revokes any proxies heretofore given to vote upon or act with respect to such stock.

Address Changes/Comments: _____

_____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

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